Exhibit 99.1
Brookfield Infrastructure Partners L.P.
Interim Report Q3 2023
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

Brookfield Infrastructure Partners L.P. (our “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
Brookfield Corporation (together with its affiliates other than Brookfield Infrastructure, “Brookfield”) has an approximate 26.0% economic interest in Brookfield Infrastructure on a fully exchanged basis. Brookfield Infrastructure has appointed Brookfield as its Service Providers to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	September 30, 2023	December 31, 2022
Assets
Cash and cash equivalents	6	$1,307	$1,279
Financial assets	6	943	1,392
Accounts receivable and other	6	5,069	2,628
Inventory		490	531
Assets classified as held for sale		—	856
Current assets		7,809	6,686
Property, plant and equipment	7	46,981	37,291
Intangible assets	8	15,629	11,822
Investments in associates and joint ventures	9	5,046	5,325
Investment properties	5	3,972	700
Goodwill	5	14,124	8,789
Financial assets	6	840	721
Other assets	5	3,234	1,524
Deferred income tax asset		103	111
Total assets		$97,738	$72,969

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	6	$4,800	$4,478
Corporate borrowings	6,10	1,497	464
Non-recourse borrowings	6,10	4,463	2,567
Financial liabilities	6	330	390
Liabilities directly associated with assets classified as held for sale		—	478
Current liabilities		11,090	8,377
Corporate borrowings	6,10	3,775	3,202
Non-recourse borrowings	6,10	34,383	24,000
Financial liabilities	6	2,249	1,677
Other liabilities		4,648	4,164
Deferred income tax liability		7,587	5,975
Preferred shares	6	20	20
Total liabilities		63,752	47,415

Partnership capital
Limited partners	15	5,394	5,372
General partner	15	28	27
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	15	2,216	2,263
BIPC exchangeable shares	15	1,544	1,289
Exchangeable units(1)	15	73	72
Perpetual subordinated notes	15	293	293
Interest of others in operating subsidiaries		23,520	15,320
Preferred unitholders	15	918	918
Total partnership capital		33,986	25,554
Total liabilities and partnership capital		$97,738	$72,969
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
The accompanying notes are an integral part of the financial statements.
2 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2023	2022	2023	2022
Revenues	13	$4,487	$3,627	$12,961	$10,719
Direct operating costs	7,8,14	(3,384)	(2,590)	(9,893)	(7,808)
General and administrative expenses		(100)	(109)	(312)	(338)
		1,003	928	2,756	2,573
Interest expense		(640)	(480)	(1,775)	(1,358)
Share of earnings from investments in associates and joint ventures	9	96	5	472	25
Mark-to-market gains	6	34	95	27	228
Other (expense) income		(99)	(54)	101	37
Income before income tax		394	494	1,581	1,505
Income tax (expense) recovery
Current		(142)	(70)	(418)	(370)
Deferred		4	(63)	9	(55)
Net income		$256	$361	$1,172	$1,080

Attributable to:
Limited partners		$23	$32	$184	$108
General partner		66	60	198	180
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		10	13	76	45
BIPC exchangeable shares		5	8	44	26
Exchangeable units(1)		—	—	3	—
Interest of others in operating subsidiaries		152	248	667	721
Basic and diluted income per limited partner unit:	15	$0.03	$0.05	$0.34	$0.17
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
Q3 2023 INTERIM REPORT 3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2023	2022	2023	2022
Net income		$256	$361	$1,172	$1,080
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Revaluation of asset retirement obligation		9	(7)	6	41
Unrealized actuarial (losses) gains		—	(6)	14	12
Taxes on the above items		(1)	—	(5)	—
Share of income from investments in associates and joint ventures	9	2	—	4	—
Tax impact of remeasurement of revaluation surplus and other		—	3	—	(12)
		10	(10)	19	41
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(746)	(1,418)	(3)	(2,169)
Cash flow hedge	6	55	132	(9)	582
Net investment hedge	6	15	158	(4)	280
Taxes on the above items		(36)	(52)	(28)	(166)
Share of income from investments in associates and joint ventures	9	190	396	37	544
		(522)	(784)	(7)	(929)
Total other comprehensive (loss) income		(512)	(794)	12	(888)
Comprehensive (loss) income		$(256)	$(433)	$1,184	$192

Attributable to:
Limited partners		$(29)	$(49)	$187	$21
General partner		66	60	199	180
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		(12)	(22)	77	9
BIPC exchangeable shares		(8)	(10)	44	8
Exchangeable units(1)		(1)	(1)	3	(1)
Interest of others in operating subsidiaries		(272)	(411)	674	(25)
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
The accompanying notes are an integral part of the financial statements.
4 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2023 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest –Exchangeable units(5)	Non-controlling interest – in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at June 30, 2023	$6,102	$(2,847)	$1,456	$518	$5,229	$26	$2,195	$1,254	$68	$18,640	$293	$918	$28,623
Net income	—	23	—	—	23	66	10	5	—	152	—	—	256
Other comprehensive loss	—	—	—	(52)	(52)	—	(22)	(13)	(1)	(424)	—	—	(512)
Comprehensive income (loss)	—	23	—	(52)	(29)	66	(12)	(8)	(1)	(272)	—	—	(256)
Unit issuance(2)	2	—	—	—	2	—	—	751	—	—	—	—	753
Partnership distributions(3)	—	(175)	—	—	(175)	(67)	(75)	(42)	(2)	—	—	—	(361)
Partnership preferred distributions(3)	—	(10)	—	—	(10)	—	(4)	(2)	—	—	—	—	(16)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	5,733	—	—	5,733
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(518)	—	—	(518)
Other items(2)	101	43	239	(6)	377	3	112	(409)	8	(63)	—	—	28
Balance as at September 30, 2023	$6,205	$(2,966)	$1,695	$460	$5,394	$28	$2,216	$1,544	$73	$23,520	$293	$918	$33,986
1.Refer to Note 17, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 15, Partnership Capital.
3.Refer to Note 16, Distributions.
4.Refer to Note 5, Acquisition of Businesses.
5.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
Q3 2023 INTERIM REPORT 5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2022 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest –Exchangeable units(4)	Non-controlling interest – in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at June 30, 2022	$6,085	$(2,327)	$1,430	$231	$5,419	$29	$2,282	$1,303	$75	$15,720	$293	$918	$26,039
Net income	—	32	—	—	32	60	13	8	—	248	—	—	361
Other comprehensive loss	—	—	—	(81)	(81)	—	(35)	(18)	(1)	(659)	—	—	(794)
Comprehensive income (loss)	—	32	—	(81)	(49)	60	(22)	(10)	(1)	(411)	—	—	(433)
Unit issuance(2)	3	—	—	—	3	—	—	—	—	—	—	—	3
Partnership distributions(3)	—	(165)	—	—	(165)	(61)	(69)	(40)	(3)	—	—	—	(338)
Partnership preferred distributions(3)	—	(9)	—	—	(9)	—	(5)	(2)	—	—	—	—	(16)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(201)	—	—	(201)
Other items(2)	1	—	—	—	1	—	—	(1)	—	—	—	—	—
Balance as at September 30, 2022	$6,089	$(2,469)	$1,430	$150	$5,200	$28	$2,186	$1,250	$71	$15,108	$293	$918	$25,054
1.Refer to Note 17, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 15, Partnership Capital.
3.Refer to Note 16, Distributions.
4.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.

6 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest –Exchangeable units(6)	Non-controlling interest – in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at December 31, 2022	$6,092	$(2,657)	$1,456	$481	$5,372	$27	$2,263	$1,289	$72	$15,320	$293	$918	$25,554
Net income	—	184	—	—	184	198	76	44	3	667	—	—	1,172
Other comprehensive income	—	—	—	3	3	1	1	—	—	7	—	—	12
Comprehensive income	—	184	—	3	187	199	77	44	3	674	—	—	1,184
Unit issuance(2),(4)	10	—	—	—	10	—	—	751	—	—	—	—	761
Partnership distributions(3)	—	(525)	—	—	(525)	(201)	(224)	(126)	(7)	—	—	—	(1,083)
Partnership preferred distributions(3)	—	(29)	—	—	(29)	—	(12)	(6)	—	—	—	—	(47)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	9,522	—	—	9,522
Disposition of subsidiaries(5)	—	—	—	—	—	—	—	—	—	(372)	—	—	(372)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(1,561)	—	—	(1,561)
Other items(2)	103	61	239	(24)	379	3	112	(408)	5	(63)	—	—	28
Balance as at September 30, 2023	$6,205	$(2,966)	$1,695	$460	$5,394	$28	$2,216	$1,544	$73	$23,520	$293	$918	$33,986
1.Refer to Note 17, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 15, Partnership Capital.
3.Refer to Note 16, Distributions.
4.Refer to Note 5, Acquisition of Businesses.
5.Refer to Note 4, Disposition of Businesses.
6.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
Q3 2023 INTERIM REPORT 7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest –Exchangeable units(6)	Non-controlling interest – in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at December 31, 2021	$6,074	$(2,125)	$1,430	$323	$5,702	$31	$2,408	$1,369	$85	$15,658	$—	$1,138	$26,391
Net income	—	108	—	—	108	180	45	26	—	721	—	—	1,080
Other comprehensive loss	—	—	—	(87)	(87)	—	(36)	(18)	(1)	(746)	—	—	(888)
Comprehensive income (loss)	—	108	—	(87)	21	180	9	8	(1)	(25)	—	—	192
Unit issuance(2)	11	—	—	—	11	—	—	—	—	—	—	—	11
Partnership distributions(3)	—	(495)	—	—	(495)	(183)	(207)	(120)	(9)	—	—	—	(1,014)
Partnership preferred distributions(3)	—	(29)	—	—	(29)	—	(15)	(7)	—	—	—	—	(51)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(525)	—	—	(525)
Preferred units redeemed(2)	—	(14)	—	—	(14)	—	(9)	—	—	—	—	(220)	(243)
Issuance of perpetual subordinated notes(2)	—	—	—	—	—	—	—	—	—	—	293	—	293
Other items(1),(4),(5)	4	86	—	(86)	4	—	—	—	(4)	—	—	—	—
Balance as at September 30, 2022	$6,089	$(2,469)	$1,430	$150	$5,200	$28	$2,186	$1,250	$71	$15,108	$293	$918	$25,054
1.Refer to Note 17, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 15, Partnership Capital.
3.Refer to Note 16, Distributions.
4.Refer to Note 4, Disposition of Businesses.
5.Refer to Note 5, Acquisition of Businesses.
6.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
8 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2023	2022	2023	2022
Operating Activities
Net income		$256	$361	$1,172	$1,080
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	9	30	64	191	210
Depreciation and amortization expense	7,8,14	669	520	1,946	1,616
Mark-to-market, provisions and other	6	156	(64)	48	(243)
Deferred income tax (recovery) expense		(4)	63	(9)	55
Changes in non-cash working capital, net		(7)	(268)	(761)	(573)
Cash from operating activities		1,100	676	2,587	2,145

Investing Activities
Acquisition of subsidiaries, net of cash acquired	5	(5,970)	(296)	(10,747)	(338)
Disposal of subsidiaries, net of cash disposed	4	—	25	602	25
Investments in associates and joint ventures	9	—	(193)	(702)	(864)
Disposal of investments in associates and joint ventures	9	435	—	1,107	275
Purchase of long-lived assets	7,8	(621)	(769)	(1,691)	(2,103)
Disposal of long-lived assets	7,8	5	8	79	29
Purchase of financial assets		(39)	(139)	(382)	(521)
Sale of financial assets		108	147	627	548
Net settlement of foreign exchange hedging items	6	2	89	2	113
Other investing activities		(54)	—	(722)	—
Cash used by investing activities		(6,134)	(1,128)	(11,827)	(2,836)

Financing Activities
Distributions to general partner	16	(67)	(61)	(201)	(183)
Distributions to other unitholders	16	(310)	(293)	(929)	(882)
Subsidiary distributions to non-controlling interest		(518)	(201)	(1,561)	(525)
Capital provided by non-controlling interest	15	4,908	—	8,618	293
Capital provided to non-controlling interest		—	—	(423)	—
Disposal of partial interest to non-controlling interest, net of taxes		124	—	124	—
Proceeds from corporate borrowings	10	513	—	513	474
Net proceeds from (repayment of) commercial paper program	10	40	156	517	(8)
Proceeds from corporate credit facility	10	1,799	679	4,856	2,881
Repayment of corporate credit facility	10	(1,700)	(342)	(4,276)	(2,036)
Proceeds from non-recourse borrowings	10	3,472	1,377	10,053	4,777
Repayment of non-recourse borrowings	10	(2,695)	(1,160)	(6,730)	(3,167)
Settlement of deferred consideration		—	(118)	—	(1,155)
Net preferred units redeemed	15	—	—	—	(243)
Partnership units issued	15	2	3	10	11
Lease liability repaid		(67)	—	(189)	—
Other financing activities		(478)	323	(1,137)	233
Cash from financing activities		5,023	363	9,245	470

Cash and cash equivalents
Change during the period		(11)	(89)	5	(221)
Cash reclassified as assets held for sale		—	(101)	(6)	(131)
Impact of foreign exchange on cash		(62)	(58)	29	(1)
Balance, beginning of period		1,380	1,301	1,279	1,406
Balance, end of period		$1,307	$1,053	$1,307	$1,053
The accompanying notes are an integral part of the financial statements.
Q3 2023 INTERIM REPORT 9

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, midstream and data businesses in North and South America, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Corporation (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 9 and Series 11 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.A”, “BIP.PR.B”, “BIP.PR.E” and “BIP.PR.F”, respectively. Our cumulative Class A preferred limited partnership units, Series 13 and Series 14, are listed on the New York Stock Exchange under the symbols “BIP.PR.A” and “BIP.PR.B”, respectively. Our partnership’s registered office is 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.
In these notes to the consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively. References to “Class A Preferred Units,” “Series 1 Preferred Units,” “Series 3 Preferred Units,” “Series 9 Preferred Units,” “Series 11 Preferred Units,” “Series 13 Preferred Units” and “Series 14 Preferred Units” are to cumulative Class A preferred limited partnership units, cumulative Class A preferred limited partnership units, Series 1, cumulative Class A preferred limited partnership units, Series 3, cumulative Class A preferred limited partnership units, Series 9, cumulative Class A preferred limited partnership units, Series 11, cumulative Class A preferred limited partnership units, Series 13, and cumulative Class A preferred limited partnership units, Series 14, in our partnership, respectively.
2. MATERIAL ACCOUNTING POLICY INFORMATION
a) Statement of Compliance
These interim condensed and consolidated financial statements of our partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year-ended December 31, 2022. The accounting policies that our partnership applied in its annual consolidated financial statements as of and for the year-ended December 31, 2022 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.
These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of our partnership on November 13, 2023.
b) Significant Accounting Judgments and Key Sources of Estimation Uncertainty
In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The areas of judgment are consistent with those reported in our consolidated financial statements as of and for the year-ended December 31, 2022. As disclosed in our 2022 annual consolidated financial statements, our partnership uses significant assumptions and estimates to determine the fair value of our property, plant and equipment and the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or an intangible asset has been allocated.
10 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

c) Recently adopted accounting standards
Brookfield Infrastructure applied, for the first time, certain new standards applicable to our partnership that became effective January 1, 2023. The impact of these amendments on our partnership’s accounting policies are as follows:
Amendments to IAS 1 – Making Materiality Judgements - Disclosure of Accounting Policies
Our partnership adopted Amendments to IAS 1 - Making Materiality Judgements - Disclosure of Accounting Policies, effective January 1, 2023. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The adoption did not have a significant impact on our partnership’s financial reporting.
International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12)
In May 2023, the IASB issued amendments to IAS 12 - Income Taxes to give entities temporary mandatory relief from accounting for deferred taxes arising from Organization for Economic Co-operation and Development’s (“OECD”) international tax reform. The amendments are effective immediately upon their issue and retrospectively in accordance with IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors except for some targeted disclosure requirements which become effective for annual reporting periods beginning on or after January 1, 2023. Our partnership has applied the temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
3. SEGMENT INFORMATION
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assess its performance. The Chief Operating Decision Maker (“CODM”) uses Funds from Operations (“FFO”) in assessing performance and in making resource allocation decisions, which enable the determination of return on the equity deployed. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2023 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$681	$530	$407	$167	$—	$1,785	$(514)	$3,216	$4,487
Costs attributed to revenues(2)	(336)	(237)	(164)	(58)	—	(795)	184	(2,104)	(2,715)
General and administrative expenses	—	—	—	—	(100)	(100)	—	—	(100)
Other (expense) income	(32)	(2)	(4)	(3)	53	12	13	(72)	(47)
Interest expense	(84)	(86)	(76)	(40)	(56)	(342)	92	(390)	(640)
FFO	229	205	163	66	(103)	560
Depreciation and amortization expense						(356)	119	(432)	(669)
Deferred taxes						(26)	4	26	4
Mark-to-market and other						(74)	6	(92)	(160)
Share of earnings from associates						—	96	—	96
Net income attributable to non-controlling interest						—	—	(152)	(152)
Net income attributable to partnership(3)						$104	$—	$—	$104

Q3 2023 INTERIM REPORT 11

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2022 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$480	$499	$383	$151	$—	$1,513	$(624)	$2,738	$3,627
Costs attributed to revenues(2)	(196)	(221)	(157)	(63)	—	(637)	309	(1,742)	(2,070)
General and administrative expenses	—	—	—	—	(109)	(109)	—	—	(109)
Other (expense) income	(19)	(3)	(1)	(1)	39	15	10	(27)	(2)
Interest expense	(69)	(72)	(53)	(27)	(36)	(257)	78	(301)	(480)
FFO	196	203	172	60	(106)	525
Depreciation and amortization expense						(308)	120	(332)	(520)
Deferred taxes						(42)	(10)	(11)	(63)
Mark-to-market and other						(62)	112	(77)	(27)
Share of earnings from associates						—	5	—	5
Net income attributable to non-controlling interest						—	—	(248)	(248)
Net income attributable to partnership(3)						$113	$—	$—	$113

	Total attributable to Brookfield Infrastructure
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$1,986	$1,559	$1,308	$533	$—	$5,386	$(1,629)	$9,204	$12,961
Costs attributed to revenues(2)	(991)	(711)	(563)	(204)	—	(2,469)	605	(6,083)	(7,947)
General and administrative expenses	—	—	—	—	(312)	(312)	—	—	(312)
Other (expense) income	(85)	(8)	(17)	(2)	138	26	35	(236)	(175)
Interest expense	(249)	(244)	(206)	(119)	(147)	(965)	280	(1,090)	(1,775)
FFO	661	596	522	208	(321)	1,666
Depreciation and amortization expense						(1,046)	356	(1,256)	(1,946)
Deferred taxes						(49)	6	52	9
Mark-to-market and other						(66)	(125)	76	(115)
Share of earnings from associates						—	472	—	472
Net income attributable to non-controlling interest						—	—	(667)	(667)
Net income attributable to partnership(3)						$505	$—	$—	$505

	Total attributable to Brookfield Infrastructure
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$1,404	$1,485	$1,217	$448	$—	$4,554	$(1,812)	$7,977	$10,719
Costs attributed to revenues(2)	(580)	(682)	(539)	(194)	—	(1,995)	907	(5,104)	(6,192)
General and administrative expenses	—	—	—	—	(338)	(338)	—	—	(338)
Other (expense) income	(70)	(8)	(2)	4	108	32	25	(253)	(196)
Interest expense	(203)	(208)	(138)	(80)	(93)	(722)	232	(868)	(1,358)
FFO	551	587	538	178	(323)	1,531
Depreciation and amortization expense						(964)	374	(1,026)	(1,616)
Deferred taxes						(94)	(33)	72	(55)
Mark-to-market and other						(114)	282	(77)	91
Share of earnings from associates						—	25	—	25
Net income attributable to non-controlling interest						—	—	(721)	(721)
Net income attributable to partnership(3)						$359	$—	$—	$359
1.The above tables reconcile Brookfield Infrastructure’s share of results to our partnership’s unaudited interim condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
2.Costs attributed to revenues exclude depreciation and amortization expense. Refer to Note 14, Direct Operating Costs, for further details.
3.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares.
12 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment:

	Total Attributable to Brookfield Infrastructure
AS OF SEPTEMBER 30, 2023 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$8,593	$11,551	$9,665	$6,236	$(1,855)	$34,190	$(5,697)	$60,215	$9,030	$97,738

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2022 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$7,337	$8,333	$9,747	$4,002	$(1,208)	$28,211	$(5,434)	$41,327	$8,865	$72,969
1.The above table provides each segment’s assets in the format that management organizes its reporting segments to make operating decisions and assess performance. Each segment is presented based on our partnership’s share of total assets, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment, respectively. The above table reconciles Brookfield Infrastructure’s share of total assets to total assets presented on our partnership’s Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and joint ventures and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

Q3 2023 INTERIM REPORT 13

4. DISPOSITION OF BUSINESSES
Dispositions Completed in 2023
a) Partial disposition of our Indian telecom tower operation
During the third quarter of 2023, our partnership sold a portion of its interest in our Indian telecom tower operation. The sale resulted in net proceeds of approximately $35 million to the partnership (Indian telecom tower operation consortium of approximately $124 million). Our partnership recognized a gain on sale of approximately $20 million directly in equity in the Consolidated Statement of Partnership Capital.
b) Disposition of our Indian toll roads operation
On June 15, 2023, Brookfield Infrastructure, alongside institutional partners (collectively, the “Indian toll roads consortium”) completed the sale of its interest in its Indian toll roads operation. The sale resulted in net proceeds of approximately $180 million (Indian toll road consortium total of approximately $600 million). Our partnership recognized a gain on sale of approximately $100 million (Indian toll roads consortium total of approximately $340 million) in other income (expense) on the Consolidated Statement of Operating Results.
Dispositions Completed in 2022
a) Disposition of our Brazilian electricity transmission operation
On November 30, 2022, Brookfield Infrastructure completed the sale of its approximate 31% interest in five Brazilian electricity transmission concessions. The sale resulted in net proceeds of approximately $250 million. Our partnership recognized a gain of approximately $40 million in other income (expense) on the Consolidated Statement of Operating Results. The partnership’s share of losses relating to previous foreign exchange movements of $9 million were reclassified from accumulated other comprehensive income to other income (expense) on the Consolidated Statements of Operating Results.
14 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

5. ACQUISITION OF BUSINESSES
Acquisitions Completed in 2023
(a) Acquisition of a Global Intermodal Logistics Operation
On September 28, 2023, Brookfield Infrastructure, through its subsidiary Brookfield Infrastructure Corporation (“BIPC”) and alongside institutional partners (the “Triton consortium”) completed the acquisition of Triton International Limited (“Triton”), the world’s largest owner and lessor of intermodal shipping containers, for consideration of $1.2 billion (Triton consortium - $4.5 billion). The partnership has an effective 28% interest in Triton. Concurrently, BIPC entered into a voting agreement with an affiliate of Brookfield, providing BIPC the right to direct the relevant activities of the entity, thereby providing BIPC with control. Accordingly, Brookfield Infrastructure consolidated the entity effective September 28, 2023. Acquisition costs of approximately $49 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$350
BIPC exchangeable shares	751
Pre-existing interest in the business	55
Total consideration	$1,156
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$491
Accounts receivable and other(2)	1,862
Property, plant and equipment	8,754
Intangible assets	750
Goodwill	1,192
Accounts payable and other liabilities	(408)
Non-recourse borrowings	(7,041)
Deferred income tax liabilities	(447)
Net assets acquired before non-controlling interest	5,153
Non-controlling interest(3)	(3,997)
Net assets acquired	$1,156
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.
2.Accounts receivable and other primarily comprised of finance lease receivables, trade receivables, and other financial assets.
3.Non-controlling interest includes $641 million of preferred equity instruments transferred as part of the acquisition, remaining balance represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.
The goodwill recorded on acquisition is largely reflective of Triton’s potential to achieve fleet growth over time, supported by underlying global economic growth and expansion of the services we provide and markets we operate in. The goodwill recognized is not deductible for income tax purposes.
Q3 2023 INTERIM REPORT 15

(b) Acquisition of a European Hyperscale Data Center Platform
On August 1, 2023, Brookfield Infrastructure, alongside institutional partners (the “Data4 consortium”) completed the acquisition of Data4 Group (“Data4”), a high-quality hyperscale data center platform across Europe, for consideration of $0.6 billion (Data4 consortium - $3 billion). The partnership has an effective 19% interest in Data4. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 1, 2023. Acquisition costs of approximately $24 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$566
Total consideration	$566
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$189
Accounts receivable and other	298
Property, plant and equipment	35
Investment properties	3,341
Intangible assets	6
Goodwill	720
Accounts payable and other liabilities	(260)
Non-recourse borrowings	(845)
Deferred income tax liabilities	(436)
Net assets acquired before non-controlling interest	3,048
Non-controlling interest(2)	(2,482)
Net assets acquired	$566
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of investment properties, deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.
2.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.
The goodwill recorded on acquisition is largely reflective of potential capacity and customer growth, arising from the business’ position as one of the leading data storage providers in Europe, and the increasing rate of global data consumption. The goodwill recognized is not deductible for income tax purposes.
16 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(c) Partial acquisition of interest in our U.K. Residential Infrastructure operation
On September 6, 2023, Brookfield Infrastructure, alongside institutional partners, acquired an additional 25% interest (Brookfield Infrastructure’s share - approximately 6%) in our U.K residential operation, increasing our ownership of the business to approximately 21%. Total consideration paid was approximately $30 million.
(d) Acquisition of Brazilian electricity transmission operation
On May 2, 2023, Brookfield Infrastructure, alongside institutional partners (the “Sertaneja consortium”), exercised its option to acquire an additional 15% interest in Transmissora Sertaneja de Electricidade S.A. (“Sertaneja”), a Brazilian electricity transmission operation, for $35 million (Sertaneja consortium - $114 million), increasing Brookfield Infrastructure’s effective ownership in Sertaneja to 31% (Sertaneja consortium total of 100%). Prior to May 2, 2023, our partnership’s existing interest in Sertaneja was accounted for using the equity method.
Consideration Transferred:

US$ MILLIONS
Cash	$35
Pre-existing interest in businesses	35
Total consideration	$70
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$36
Accounts receivable and other	9
Intangible assets	477
Goodwill	25
Accounts payable and other liabilities	(44)
Non-recourse borrowings	(192)
Deferred income tax liabilities	(83)
Net assets acquired before non-controlling interest	228
Non-controlling interest(2)	(158)
Net assets acquired	$70
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.
2.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.
Q3 2023 INTERIM REPORT 17

(e) Acquisition of a North American and European residential decarbonization infrastructure business
On January 4, 2023, Brookfield Infrastructure, alongside institutional partners (the “HomeServe consortium”), completed the acquisition of HomeServe PLC (“HomeServe”), a residential decarbonization infrastructure business operating in North America and Europe. Total consideration paid was $1.2 billion (HomeServe consortium - $4.9 billion). The partnership has an effective 26% and 25% interest in HomeServe’s North American and European businesses, respectively. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective January 4, 2023. Acquisition costs of approximately $55 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$1,249
Total consideration	$1,249
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$205
Accounts receivable and other	827
Property, plant and equipment	118
Intangible assets	2,827
Goodwill	3,338
Accounts payable and other liabilities	(792)
Non-recourse borrowings	(1,006)
Deferred income tax liabilities	(613)
Net assets acquired before non-controlling interest	4,904
Non-controlling interest(2)	(3,655)
Net assets acquired	$1,249
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.
2.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

During the measurement period, the partnership recorded a measurement adjustment of approximately $0.8 billion resulting in a decrease in the fair value of its intangible assets acquired which primarily comprised of customer relationship assets. The acquired customer relationship assets were valued with inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model.

The goodwill recorded on acquisition is largely reflective of HomeServe’s potential to grow its customer base in under-penetrated markets and the ability to leverage operating synergies with our existing residential decarbonization infrastructure platform. The goodwill recognized is not deductible for income tax purposes.
Supplemental Information
Had the acquisition of Triton, Data4, Sertaneja and HomeServe been effective January 1, 2023, the revenue and net income of Brookfield Infrastructure would have increased by approximately $1,412 million and $387 million, respectively, for the nine-month period ended September 30, 2023.
In determining the pro-forma revenue and net income attributable to our partnership, management has:
•Calculated depreciation of property, plant and equipment and amortization of intangible assets acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements and;
•Based borrowing costs on the funding levels, credit ratings and debt and equity position of Brookfield Infrastructure after the business combination.
18 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Acquisitions Completed in 2022
(a) Individually insignificant business combinations
In 2022, Brookfield and its institutional partners (the “acquisition consortiums”) acquired a 17% interest in an Indian telecommunications business for approximately $30 million (acquisition consortium total of approximately $165 million for a 100% interest), a 30% interest in five North American residential infrastructure businesses for approximately $90 million (acquisition consortium total of $315 million for a 100% interest), and an approximately 24% interest in a U.K. telecom tower portfolio for approximately $40 million (consolidated total of approximately $160 million for a 100% interest).
Consideration Transferred:

US$ MILLIONS
Cash	$123
Equity consideration(1)	21
Contingent consideration	17
Total consideration	$161
1. As part of our consideration, we issued shares of the subsidiary which are compound financial instruments.
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$6
Accounts receivable and other	24
Property, plant and equipment	161
Intangible assets	302
Goodwill	278
Accounts payable and other liabilities	(54)
Non-recourse borrowings	(51)
Deferred income tax liabilities	(18)
Net assets acquired before non-controlling interest	648
Non-controlling interest(2)	(487)
Net assets acquired	$161
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.
2.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.
Q3 2023 INTERIM REPORT 19

6. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated classifications as at September 30, 2023:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,307	$1,307
Accounts receivable and other	—	—	6,562	6,562
Financial assets (current and non-current)(1)	1,670	20	93	1,783
Total	$1,670	$20	$7,962	$9,652

Financial liabilities
Corporate borrowings	$—	$—	$5,272	$5,272
Non-recourse borrowings (current and non-current)	—	—	38,846	38,846
Accounts payable and other	—	—	3,709	3,709
Financial liabilities (current and non-current)(1)	299	—	2,280	2,579
Lease liabilities	—	—	3,608	3,608
Preferred shares(2)	—	—	20	20
Total	$299	$—	$53,735	$54,034
1.Derivative instruments which are elected for hedge accounting totaling $783 million are included in financial assets and $137 million of derivative instruments are included in financial liabilities.
2.$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
20 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table provides the allocation of financial instruments and their associated classifications as at December 31, 2022:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,279	$1,279
Accounts receivable and other	—	—	3,475	3,475
Financial assets (current and non-current)(1)	2,012	46	55	2,113
Total	$2,012	$46	$4,809	$6,867

Financial liabilities
Corporate borrowings	$—	$—	$3,666	$3,666
Non-recourse borrowings (current and non-current)	—	—	26,567	26,567
Accounts payable and other	—	—	3,634	3,634
Financial liabilities (current and non-current)(1)	362	—	1,705	2,067
Lease liabilities	—	—	3,421	3,421
Preferred shares(2)	—	—	20	20
Total	$362	$—	$39,013	$39,375
1.Derivative instruments which are elected for hedge accounting totaling $789 million are included in financial assets and $139 million of derivative instruments are included in financial liabilities.
2.$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at September 30, 2023 and December 31, 2022:

	September 30, 2023		December 31, 2022
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$1,307	$1,307	$1,279	$1,279
Accounts receivable and other	6,562	6,562	3,475	3,475
Financial assets (current and non-current)	1,783	1,783	2,113	2,113
Total	$9,652	$9,652	$6,867	$6,867

Financial liabilities
Corporate borrowings(1)	$5,272	$4,950	$3,666	$3,406
Non-recourse borrowings (current and non-current)(2)	38,846	37,786	26,567	25,958
Accounts payable and other	3,709	3,709	3,634	3,634
Financial liabilities (current and non-current)	2,579	2,579	2,067	2,067
Preferred shares(3)	20	20	20	20
Total	$50,426	$49,044	$35,954	$35,085
1.Corporate borrowings are classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.
2.Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at our U.K. port operation and global intermodal logistics operation, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
3.$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
Q3 2023 INTERIM REPORT 21

Hedging Activities
Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three and nine-month periods ended September 30, 2023, gains of $55 million and losses of $9 million, respectively (2022: gains of $132 million and $582 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of September 30, 2023, there was a net derivative asset balance of $647 million relating to derivative contracts designated as cash flow hedges (December 31, 2022: $645 million).
Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three and nine-month periods ended September 30, 2023, gains of $15 million and losses of $4 million, respectively (2022: gains of $158 million and $280 million) were recorded in other comprehensive income relating to the hedges of net investments in foreign operations. Further, for the three and nine-month periods ended September 30, 2023, Brookfield Infrastructure received $2 million and $2 million, respectively (2022: received $89 million and $113 million) relating to the settlement of foreign exchange contracts in the period. As of September 30, 2023, there was a net unrealized derivative liability balance of $1 million relating to derivative contracts designated as net investment hedges (December 31, 2022: net unrealized derivative asset balance of $5 million).
Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:
•Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
•Level 2 – Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.
•Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities classified as Level 3 include interest rate swap contracts, derivative contracts, and certain equity securities carried at fair value which are not traded in an active market.
22 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	September 30, 2023	December 31, 2022
Marketable securities	Level 1(1)	$34	$108
Foreign currency forward contracts	Level 2(2)
Financial asset		$92	$159
Financial liability		13	37
Interest rate swaps & other	Level 2(2)
Financial asset		$969	$1,005
Financial liability		173	233
Other contracts	Level 3(3)
Financial asset		$595	$786
Financial liability		113	92
1.Valuation technique: Quoted bid prices in an active market.
2.Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange and interest rates (from observable forward exchange and interest rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
3.Valuation technique: Discounted cash flow. Future cash flows primarily driven by assumptions concerning the amount and timing of estimated future cash flow.
During the three and nine-month periods ended September 30, 2023, no transfers were made between level 1 and 2 or level 2 and 3.
Q3 2023 INTERIM REPORT 23

7. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total

Balance at December 31, 2021	$7,565	$8,998	$14,862	$8,324	$39,749
Additions, net of disposals	500	561	797	575	2,433
Acquisitions through business combinations(1)	109	—	—	52	161
Non-cash (disposals) additions	(154)	126	(17)	(12)	(57)
Assets reclassified as held for sale	—	(8)	—	—	(8)
Net foreign currency exchange differences	(743)	(340)	(963)	(754)	(2,800)
Balance at December 31, 2022	$7,277	$9,337	$14,679	$8,185	$39,478
Additions, net of disposals	440	408	334	162	1,344
Acquisitions through business combinations(1)	118	8,754	—	35	8,907
Assets held by subsidiaries disposed during the period	—	(19)	(45)	—	(64)
Non-cash additions	47	13	23	767	850
Net foreign currency exchange differences	77	(106)	(52)	(68)	(149)
Balance at September 30, 2023	$7,959	$18,387	$14,939	$9,081	$50,366

Accumulated depreciation:
Balance at December 31, 2021	$(1,272)	$(1,668)	$(622)	$(629)	$(4,191)
Depreciation expense	(327)	(468)	(418)	(384)	(1,597)
Disposals	22	5	—	—	27
Assets reclassified as held for sale	—	4	—	—	4
Non-cash additions	—	—	11	41	52
Net foreign currency exchange differences	123	87	47	52	309
Balance at December 31, 2022	$(1,454)	$(2,040)	$(982)	$(920)	$(5,396)
Depreciation expense	(294)	(353)	(429)	(303)	(1,379)
Disposals	14	11	—	—	25
Assets held by subsidiaries disposed during the period	—	12	—	—	12
Non-cash additions	5	25	20	49	99
Net foreign currency exchange differences	(10)	39	10	6	45
Balance at September 30, 2023	$(1,739)	$(2,306)	$(1,381)	$(1,168)	$(6,594)

Accumulated fair value adjustments:
Balance at December 31, 2021	$1,643	$1,046	$408	$—	$3,097
Fair value adjustments	175	75	118	—	368
Net foreign currency exchange differences	(179)	(73)	(4)	—	(256)
Balance at December 31, 2022	$1,639	$1,048	$522	$—	$3,209
Net foreign currency exchange differences	45	(44)	(1)	—	—
Balance at September 30, 2023	$1,684	$1,004	$521	$—	$3,209

Net book value:
December 31, 2022	$7,462	$8,345	$14,219	$7,265	$37,291
September 30, 2023(2)	$7,904	$17,085	$14,079	$7,913	$46,981
1.Refer to Note 5, Acquisition of Businesses, for further details.
2.Includes right-of-use assets of $207 million in our utilities segment, $982 million in our transport segment, $331 million in our midstream segment and $2,014 million in our data segment. Current lease liabilities of $421 million have been included in accounts payable and other and non-current lease liabilities of $3,187 million have been included in other liabilities in the Consolidated Statements of Financial Position.
The partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2022. Brookfield Infrastructure determined fair value under the income method or on a depreciated replacement cost basis. The partnership’s right-of-use assets recorded as property, plant, and equipment are measured using the cost model. Assets under development are revalued where fair value could be reliably measured.
24 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

8. INTANGIBLE ASSETS

	As of
US$ MILLIONS	September 30, 2023	December 31, 2022
Cost	$18,123	$13,718
Accumulated amortization	(2,494)	(1,896)
Total	$15,629	$11,822
Intangible assets are allocated to the following cash generating units, or group of cash generating units:

	As of
US$ MILLIONS	September 30, 2023	December 31, 2022
North American residential decarbonization infrastructure operation(1)	$3,236	$1,674
Brazilian regulated gas transmission operation	2,883	2,816
Canadian diversified midstream operation	2,045	2,186
North American rail operations	1,727	1,762
European residential decarbonization infrastructure business(1)	1,153	—
Peruvian toll roads	1,040	1,031
Global intermodal logistics operation(1)	750	—
Indian telecom tower operation	658	682
U.K. telecom towers operation	541	537
Brazilian electricity transmission operation(1)	485	—
U.K. port operation	260	258
Other(2)	851	876
Total	$15,629	$11,822
1.Refer to Note 5, Acquisition of Businesses, for further details.
2.Other intangibles are primarily comprised of customer contracts at our Australian port operation, Western Canadian natural gas gathering and processing operation, U.S. data center operation, Colombian natural gas transmission operation, natural gas operation in India and contracted order book at our U.K. regulated distribution operation.
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the nine-month period ended September 30, 2023	For the 12-month period ended December 31, 2022
Cost at beginning of the period	$13,718	$15,785
Additions through business combinations(1)	4,060	302
Additions, net of disposals	148	149
Assets held by subsidiaries disposed during the period(2)	—	(1,454)
Assets reclassified as held for sale	—	(793)
Non-cash additions(3)	8	47
Foreign currency translation	189	(318)
Ending Balance	$18,123	$13,718
1.Refer to Note 5, Acquisition of Businesses, for further details.
2.Refer to Note 4, Disposition of Businesses, for further details.
3.Non-cash additions for the 12-month period ended December 31, 2022 primarily relate to revisions to the purchase price allocation at our residential infrastructure operation in Germany.
The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	For the nine-month period ended September 30, 2023	For the 12-month period ended December 31, 2022
Accumulated amortization at beginning of the period	$(1,897)	$(1,571)
Assets held by subsidiaries disposed during the period(1)	—	5
Non-cash additions, net of disposals	(1)	—
Held for sale	—	211
Amortization	(567)	(561)
Foreign currency translation	(29)	20
Ending Balance	$(2,494)	$(1,896)
1.Refer to Note 4, Disposition of Businesses, for further details.
Q3 2023 INTERIM REPORT 25

9. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Our partnership’s investment in associates and joint ventures are reviewed and reported on a segmented basis, refer to Note 3, Segment Information, for further details. The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	For the nine-month period ended September 30, 2023	For the 12-month period ended December 31, 2022
Balance at the beginning of the period	$5,325	$4,725
Share of earnings for the period	472	12
Foreign currency translation and other	(53)	(44)
Share of other comprehensive income	41	485
Distributions(5),(8),(12)	(663)	(575)
Disposition of interest(1),(3),(9),(10),(11)	(778)	(142)
Acquisitions(1),(2),(4),(6),(7)	702	864
Ending Balance(13), (14)	$5,046	$5,325
1.On February 16, 2022, Brookfield Infrastructure acquired a 7.9% interest in AusNet Services Ltd., an Australian regulated utility operation, for total equity consideration of approximately $0.5 billion. On August 31, 2023, Brookfield Infrastructure sold its interest for net proceeds of approximately $435 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $30 million in the Consolidated Statement of Operating Results.
2.On April 1, 2022, Brookfield Infrastructure acquired a 13% interest in an Australian smart meter business, for total equity consideration of approximately $215 million.
3.On June 13, 2022, Brookfield Infrastructure sold an effective 19% (Brookfield consortium - 49%) interest in its North American container terminal operation for net proceeds of $275 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $125 million and income tax expense of approximately $50 million in the Consolidated Statements of Operating Results. $142 million of revaluation gains (net of tax) were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.
4.On August 4, 2022, Brookfield Infrastructure acquired an approximate 12% interest in an Australian data transmission business, for total consideration of $193 million.
5.On November 1, 2022, our New Zealand data distribution business completed the sale of a portfolio of telecom towers which generated net proceeds of approximately $140 million to the partnership.
6.On November 22, 2022, Brookfield Infrastructure entered into a joint-venture agreement with Intel Corporation for the construction and operation of a semiconductor manufacturing facility in Chandler, Arizona. The partnership has an effective 12% economic interest in the operation.
7.On February 1, 2023, Brookfield Infrastructure acquired an effective 6% interest in a European telecom tower operation in Germany and Austria, for total consideration of approximately $702 million.
8.On April 1, 2023, our North American gas storage operation sold a portion of its U.S. gas storage portfolio for net proceeds of approximately $70 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $12 million in the Consolidated Statements of Operating Results. Revaluation gains of approximately $14 million (net of tax) were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.
9.On April 26, 2023, a subsidiary of Brookfield Infrastructure completed the sale of its 50% interest in a freehold landlord port in Victoria, Australia, which generated net proceeds of approximately $70 million to the partnership. Prior to completion of the sale, the subsidiary’s interest in the port was classified as held for sale.
10.On May 2, 2023, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Transmissora Sertaneja de Eletricidade S.A. (“Sertaneja”), a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in Sertaneja to 31%. As a result of governance rights obtained, Brookfield Infrastructure will consolidate Sertaneja effective May 2, 2023. Refer to Note 5. Acquisition of Businesses, for further details.
11.On June 15, 2023, a subsidiary of Brookfield Infrastructure sold a portion of its interest in its U.S. gas pipeline for net proceeds of approximately $420 million, decreasing its ownership from approximately 38% to 25%. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $80 million in the Consolidated Statements of Operating Results.
12.On June 15, 2023, Brookfield Infrastructure sold an effective 12% (Brookfield consortium - 50%) interest in its New Zealand data distribution business for net proceeds of approximately $275 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $220 million in the Consolidated Statements of Operating Results. Revaluation gains of $14 million (net of tax) were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.
13.The closing balance includes a shareholder loan of $250 million receivable from our U.S. gas pipeline (2022: $375 million).
14.Subsequent to quarter-end, Brookfield Infrastructure acquired an approximate 14% interest in a North American hyperscale data center platform, for total consideration of approximately $0.4 billion.

The following table represents the carrying value of our partnership’s investments in associates and joint ventures:

	As of
US$ MILLIONS	September 30, 2023	December 31, 2022
Utilities	$449	$887
Transport	1,945	1,925
Midstream	657	1,058
Data	1,894	1,297
Corporate	101	158
Ending Balance	$5,046	$5,325
26 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables summarize the aggregate balances of investments in associates and joint ventures on a 100% basis:

	As of
US$ MILLIONS	September 30, 2023	December 31, 2022
Financial position:
Total assets	$81,495	$71,023
Total liabilities	(45,031)	(42,116)
Net assets	$36,464	$28,907

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Financial performance:
Total revenue	$5,096	$5,790	$17,172	$16,261
Total net income for the period	1,816	311	3,903	1,212
Brookfield Infrastructure’s share of net income	$96	$5	$472	$25
Q3 2023 INTERIM REPORT 27

10. BORROWINGS
a) Corporate Borrowings
Brookfield Infrastructure has a $2.2 billion senior unsecured revolving credit facility used for general working capital purposes including acquisitions. The $2.2 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 29, 2028. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on SOFR plus 1.2%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 13 basis points per annum. As at September 30, 2023, draws on the credit facility were $676 million (December 31, 2022: $96 million) and $11 million of letters of credit were issued (December 31, 2022: $12 million).

	Maturity	Annual Rate	Currency	As of
				September 30, 2023	December 31, 2022
Corporate revolving credit facility	June 29, 2028	SOFR plus 1.2%	US$	$676	$96
Commercial paper(1)	October 24, 2023	6.1%	US$	981	464

Current:
Medium-term notes:
Public - Canadian	February 22, 2024	3.3%	C$	221	222
Public - Canadian	February 22, 2024	3.3%	C$	295	295
Non-current:
Medium-term notes:
Public - Canadian	November 14, 2027	5.6%	C$	331	332
Public - Canadian	September 11, 2028	4.2%	C$	516	517
Public - Canadian	October 9, 2029	3.4%	C$	516	517
Public - Canadian	July 27, 2030	5.7%	C$	368	—
Public - Canadian	September 1, 2032	2.9%	C$	368	369
Public - Canadian	February 14, 2033	6.0%	C$	184	185
Public - Canadian	April 25, 2034	5.4%	C$	295	295
Public - Canadian	April 25, 2052	5.8%	C$	147	147
Public - Canadian	July 27, 2053	6.0%	C$	147	—

Subordinated notes:
Public - U.S.	May 24, 2081	5.0%	US$	250	250
				5,295	3,689
Deferred financing costs and other				(23)	(23)
Total				$5,272	$3,666
1.Maturity and annual rate associated with our commercial paper program represents a weighted average of all outstanding obligations as of September 30, 2023.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for eight consecutive one-year terms, which would result in the facility ultimately maturing in February 2027. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with a written notice. Loans under this facility accrued interest on SOFR plus 1.9% and no commitment fees were incurred for any undrawn balance. As of September 30, 2023, there were no (2022: $nil) borrowings outstanding.
On July 27, 2023, Brookfield Infrastructure Finance ULC issued C$700 million of medium-term notes in two tranches: C$500 million maturing on July 27, 2030 with a coupon of 5.710% per annum and C$200 million maturing on July 27, 2053 with a coupon of 5.950% per annum.
On November 14, 2022, Brookfield Infrastructure Finance ULC issued C$700 million of medium-term notes in two tranches: C$450 million maturing on November 14, 2027 with a coupon of 5.616% per annum and C$250 million maturing on February 14, 2033 with a coupon of 5.980% per annum.
28 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

On April 25, 2022, Brookfield Infrastructure Finance ULC issued C$600 million of medium-term notes in two tranches: C$400 million maturing on April 25, 2034 with a coupon of 5.439% per annum and C$200 million maturing on April 25, 2052 with a coupon of 5.789% per annum, and $3 million of debt issuance costs were incurred.
On May 24, 2021, Brookfield Infrastructure Finance ULC issued $250 million of subordinated notes maturing May 24, 2081, with a coupon of 5.0% and $6 million of debt issuance costs were incurred.
On February 24, 2021, Brookfield Infrastructure established a U.S. commercial paper program under which a subsidiary of our partnership may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $1 billion. Proceeds from the commercial paper issuances are supplemented by our corporate credit facilities. As of September 30, 2023, there were $981 million of borrowings outstanding (2022: $464 million).
The increase in corporate borrowings during the nine-month period ended September 30, 2023 is primarily attributable to net draws on our corporate credit facility of $580 million, commercial paper issuances of $517 million, and the issuance of $515 million of medium-term notes, partially offset by the impact of foreign exchange.
b) Non-Recourse Borrowings

	As of
US$ MILLIONS	September 30, 2023	December 31, 2022
Current	$4,463	$2,567
Non-current	34,383	24,000
Total	$38,846	$26,567
Non-recourse borrowings increased as compared to December 31, 2022 due to $9.1 billion of borrowings related to recent acquisitions and net borrowings of $3.3 billion, partially offset by the impact of foreign exchange.
Q3 2023 INTERIM REPORT 29

11. CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period.
We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.

	As of
US$ MILLIONS	September 30, 2023	December 31, 2022
Partnership Capital	$33,986	$25,554
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(23,520)	(15,320)
Deficit	3,947	3,422
Accumulated other comprehensive income	(790)	(817)
Ownership changes and other	(581)	(558)
Invested Capital	$13,042	$12,281
The following table presents the change in Invested Capital during the three and nine-month periods ended September 30, 2023 and 2022:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Opening balance	$12,289	$12,276	$12,281	$12,195
Net redemption of preferred units	—	—	—	(220)
Issuance of BIPC exchangeable shares(1)	751	—	751	—
Issuance of perpetual subordinated notes	—	—	—	293
Issuance of limited partnership units	2	3	10	11
Ending balance	$13,042	$12,279	$13,042	$12,279
Weighted Average Invested Capital(2)	$12,305	$12,276	$12,291	$12,266
1.Refer to Note 5. Acquisition of Businesses, and Note 15. Partnership Capital, for further details.
2.For the purposes of calculating Weighted Average Invested Capital for the nine-month period ended September 30, 2022, redemption of preferred units and issuance of perpetual subordinated notes of $220 million and $293 million, respectively, were assumed to have been completed concurrently in January of 2022
30 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

12. SUBSIDIARY PUBLIC ISSUERS
An indenture dated as of October 10, 2012 between certain wholly-owned subsidiaries of our partnership, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Co-Issuers”), and Computershare Trust Company of Canada, as supplemented and amended from time to time (“Indenture”) provides for the issuance of one or more series of unsecured notes of the Co-Issuers.
An indenture dated as of May 24, 2021, between Brookfield Infrastructure Finance ULC, our partnership and its subsidiaries, Brookfield Infrastructure L.P. (the “Holding LP”), Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited (collectively, but excluding Brookfield Infrastructure Finance ULC, the “BIP Guarantors”), BIPC Holdings Inc. (“BIPC Holdings”), Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented and amended from time to time (the “U.S. Indenture”) provides for the issuance of one or more series of unsecured notes of Brookfield Infrastructure Finance ULC.
On July 27, 2023, the Co-Issuers issued C$700 million of medium-term notes under the Indenture in two tranches in the Canadian bond market: C$500 million maturing July 27, 2030 with a coupon of 5.710% and C$200 million maturing July 27, 2053 with a coupon of 5.950%. These medium-term notes are fully and unconditionally guaranteed by the BIP Guarantors (other than Brookfield Infrastructure US Holdings I Corporation), Brookfield Infrastructure LLC and BIPC Holdings.
On November 14, 2022, the Co-Issuers issued C$700 million of medium-term notes under the Indenture in two tranches in the Canadian bond market: C$450 million maturing November 14, 2027 with a coupon of 5.616% and C$250 million maturing February 14, 2033 with a coupon of 5.980%. These medium-term notes are fully and unconditionally guaranteed by the BIP Guarantors and BIPC Holdings.
On April 25, 2022, the Co-Issuers issued C$600 million of medium-term notes under the Indenture in two tranches in the Canadian bond market: C$400 million maturing April 25, 2034 with a coupon of 5.439%, and C$200 million maturing April 25, 2052 with a coupon of 5.789%. These medium-term notes are fully and unconditionally guaranteed by the BIP Guarantors and BIPC Holdings.
The partnership will and certain of the other BIP Guarantors may also fully and unconditionally guarantee the payment obligations of Brookfield Infrastructure Preferred Equity Inc. (“Pref Finco” and collectively with the Co-Issuers, the “Fincos”) in respect of any Class A preference shares issued to the public by the Pref Finco, if and when issued.
A base shelf prospectus of BIP Investment Corporation (“BIPIC”) provides for the issuance of one or more series of senior preferred shares of BIPIC. The partnership will and certain of the other BIP Guarantors and BIPC Holdings may fully and unconditionally guarantee the payment obligations of BIPIC in respect of any senior preferred shares issued by BIPIC under the prospectus.
Each of the Fincos and BIPIC are subsidiaries of our partnership. In the tables below, information relating to the Fincos has been combined. The Fincos have not guaranteed the obligations of BIPIC, nor has BIPIC guaranteed the obligations of the Fincos.
BIPC Holdings has also fully and unconditionally guaranteed the payment obligations of the partnership in respect of certain of the partnership’s currently outstanding cumulative class A preferred limited partnership units and may guarantee the payment obligations of the partnership in respect of additional cumulative class A preferred limited partnership units issued to the public, if and when issued.
Q3 2023 INTERIM REPORT 31

The following tables set forth consolidated summary financial information for our partnership, the Fincos, BIPIC and BIPC Holdings:

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2023 US$ MILLIONS	Our partnership(2)	The Fincos	BIPIC	BIPC Holdings	Subsidiaries of our partnership other than the Fincos, BIPIC, and BIPC Holdings(3)	Consolidating adjustments(4)	Our partnership consolidated

Revenues	$—	$—	$—	$—	$—	$4,487	$4,487
Net income (loss) attributable to partnership(1)	23	—	—	—	104	(23)	104

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2022
Revenues	$—	$—	$—	$—	$—	$3,627	$3,627
Net income (loss) attributable to partnership(1)	32	—	—	—	113	(32)	113

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023 US$ MILLIONS
Revenues	$—	$—	$—	$—	$—	$12,961	$12,961
Net income (loss) attributable to partnership(1)	184	—	—	—	505	(184)	505

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022
Revenues	$—	$—	$—	$—	$—	$10,719	$10,719
Net income (loss) attributable to partnership(1)	108	—	—	—	359	(108)	359

AS OF SEPTEMBER 30, 2023
Current assets	$—	$—	$—	$—	$—	$7,809	$7,809
Non-current assets	6,605	—	1,501	5,211	8,643	67,969	89,929
Current liabilities	—	—	209	—	—	10,881	11,090
Non-current liabilities	—	3,616	—	1,064	—	47,982	52,662
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	2,216	2,216
BIPC exchangeable shares	—	—	—	—	—	1,544	1,544
Exchangeable units(5)	—	—	—	—	—	73	73
Perpetual subordinated notes	—	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	—	23,520	23,520
Preferred unitholders	—	—	—	—	—	918	918

AS OF DECEMBER 31, 2022
Current assets	$—	$—	$—	$—	$—	$6,686	$6,686
Non-current assets	6,583	—	1,005	3,105	9,603	45,987	66,283
Current liabilities	—	—	182	—	—	8,195	8,377
Non-current liabilities	—	3,106	—	191	—	35,741	39,038
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	2,263	2,263
BIPC exchangeable shares	—	—	—	—	—	1,289	1,289
Exchangeable units(5)	—	—	—	—	—	72	72
Perpetual subordinated notes	—	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	—	15,320	15,320
Preferred unitholders	—	—	—	—	—	918	918
1.Includes net income (loss) attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares.
2.Includes investments in all subsidiaries of our partnership under the equity method.
3.Includes investments in all other subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited, and Brookfield Infrastructure LLC (“BI LLC”) under the equity method except for Brookfield Infrastructure US Holdings I Corporation’s investment in BI LLC, which is presented on a combined basis as BI LLC is a guarantor of the medium term notes issued in July 2023. For the three and nine-month periods ended September 30, 2023 and 2022, the presentation of Brookfield Infrastructure US Holdings I Corporation’s investment in BI LLC on a combined basis was equivalent to its presentation under the equity method.
4.Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.
5.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
32 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

13. REVENUE
The following table disaggregates revenues by our operating segments:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Utilities	$2,013	$1,350	$5,783	$3,912
Midstream	1,091	942	3,193	2,851
Transport	864	891	2,631	2,659
Data	519	444	1,354	1,297
Total	$4,487	$3,627	$12,961	$10,719
Substantially all of our partnership’s revenues are recognized over time as services are rendered.
The following table disaggregates revenues by geographical region:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Canada	$1,206	$1,113	$3,497	$3,338
U.S.	1,043	707	3,099	1,993
U.K.	532	382	1,615	1,181
India	508	490	1,410	1,438
Brazil	409	407	1,139	1,176
Colombia	263	232	729	682
Australia	172	164	508	503
France	95	—	227	—
Spain	73	—	223	—
Peru	37	27	107	83
New Zealand	32	28	94	84
Other	117	77	313	241
Total	$4,487	$3,627	$12,961	$10,719
Brookfield Infrastructure’s customer base is comprised predominantly of investment grade companies. Our revenues are well diversified by region and counterparty. For the three and nine-month periods ended September 30, 2023, no customer made up greater than 10% of our partnership’s consolidated revenues. For the three and nine-month periods ended September 30, 2022, one customer within the utilities and data segments generated greater than 10% of our partnership’s consolidated revenues of $394 million and $1.2 billion, respectively. Our partnership has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time. Our partnership continues to monitor the credit risk of our counterparties in light of the current economic environment.
Q3 2023 INTERIM REPORT 33

14. DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the three and nine-month periods ended September 30, 2023, and 2022.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Cost of inventory	$841	$715	$2,448	$2,122
Depreciation and amortization	669	520	1,946	1,616
Compensation	654	412	1,932	1,269
Fuel, transportation, and distribution costs	398	418	1,163	1,226
Operations and maintenance costs	271	210	813	632
Marketing and administrative costs	229	140	648	397
Utilities	179	128	462	365
Other direct operating costs	143	47	481	181
Total	$3,384	$2,590	$9,893	$7,808
34 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

15. PARTNERSHIP CAPITAL
As at September 30, 2023, our partnership’s capital structure was comprised of three classes of partnership units: limited partnership units, preferred units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder to the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: special general partner units, Holding LP Class A preferred units, managing general partner units and redeemable partnership units held by Brookfield.
On June 10, 2022, Brookfield Infrastructure completed a three-for-two split of our units, BIPC exchangeable shares, Exchange LP Units, and BIPC exchangeable LP units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. The Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units (“RPU”) of the Holding LP were concurrently split. Brookfield Infrastructure’s preferred units were not affected by the split.
(a) Special General and Limited Partnership Capital

	Special General Partner Units
US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2023		As of and for the 12-month period ended December 31, 2022
	Carrying Value	Units	Carrying Value	Units
Opening balance	$19	2,400,631	$19	2,400,631
Ending balance	$19	2,400,631	$19	2,400,631

	Limited Partnership Units
US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2023		As of and for the 12-month period ended December 31, 2022
	Carrying Value	Units	Carrying Value	Units
Opening balance	$6,092	458,380,315	$6,074	457,901,280
Conversion from RPU to LP	100	3,287,267	—	—
Unit issuance	10	341,090	13	338,953
Conversions	3	122,759	5	140,082
Ending balance	$6,205	462,131,431	$6,092	$458,380,315
Weighted average number of special general partner units outstanding for the three and nine-month periods ended September 30, 2023 were 2.4 million (2022: 2.4 million). The weighted average number of limited partnership units outstanding for the three and nine-month periods ended September 30, 2023 was 458.8 million and 458.6 million, respectively (2022: 458.2 million and 458.0 million, respectively).
Our partnership has implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the nine-month period ending September 30, 2023, our partnership issued 0.3 million units for proceeds of $10 million (2022: 0.3 million units for proceeds of $11 million).
(b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2023		As of and for the 12-month period ended December 31, 2022
	Carrying Value	Units	Carrying Value	Units
Opening balance	$2,728	193,587,223	$2,728	193,587,223
Conversion of RPU to LP	(100)	(3,287,267)	—	—
Ending balance	$2,628	190,299,956	$2,728	193,587,223
On September 29, 2023, Brookfield converted approximately 3 million of its RPUs held with a carrying value of approximately $100 million into an equivalent amount of LP units.
Q3 2023 INTERIM REPORT 35

(c) Non-controlling interest – BIPC exchangeable shares

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2023		As of and for the 12-month period ended December 31, 2022
	Carrying Value	Shares	Carrying Value	Shares
Opening balance	$1,757	110,567,671	$1,755	110,157,540
Issued in conjunction with the acquisition of Triton	751	21,094,441	—	—
Conversions	2	137,575	2	410,131
Ending balance	$2,510	131,799,687	$1,757	$110,567,671
On September 28, 2023, BIPC issued approximately 21 million BIPC exchangeable shares with a fair value on date of issuance of approximately $751 million in connection with the acquisition of global intermodal logistics operation. Refer to Note 5, Acquisition of Businesses, for further details.
As a result of the issuance, equity was reallocated between limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units, and non-controlling interests - BIPC exchangeable shares to reflect the difference between the ratio in which the unit/shareholders participated in the issuance and their original economic interest in the partnership. The resulting impacts were recognized as ownership changes within the Consolidated Statements of Partnership Capital. Amounts in accumulated other comprehensive income (loss) were also ratably allocated. Refer to Note 17. Accumulated Other Comprehensive Income, for further details.
During the nine-month period ended September 30, 2023, BIPC exchangeable shareholders exchanged less than 0.2 million BIPC exchangeable shares for $2 million (2022: less than 0.3 million for $1 million).
(d) Non-controlling interest – Exchangeable Units

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2023		As of and for the 12-month period ended December 31, 2022
	Carrying Value	Units	Carrying Value	Units
Opening balance	$401	6,464,819	$408	7,015,032
Conversions	(5)	(260,334)	(7)	(550,213)
Ending balance(1)	$396	6,204,485	$401	$6,464,819
1.Includes non-controlling interest attributable to Exchange LP unitholders and BIPC exchangeable LP unitholders.
During the nine-month period ended September 30, 2023, Exchange LP unitholders exchanged approximately 0.1 million Exchange LP units for $3 million of our units (2022: less than 0.1 million for $3 million).
During the nine-month period ended September 30, 2023, BIPC exchangeable LP unitholders exchanged 0.2 million BIPC exchangeable LP units for $2 million of BIPC exchangeable shares (2022: 0.3 million for $3 million).
36 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(e) Non-controlling interest - Perpetual Subordinated Notes

	Perpetual Subordinated Notes
US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2023	As of and for the 12-month period ended December 31, 2022
Opening balance	$293	$—
Issued for cash	—	293
Ending balance	$293	$293
On January 21, 2022, our partnership issued 12 million fixed rate perpetual subordinated notes, at $25 per unit, with a fixed coupon rate of 5.125% annually. In total, $293 million net proceeds were raised. The notes do not have a fixed maturity date and are not redeemable at the option of the holders, therefore the notes are classified as non-controlling interest. The perpetual subordinated notes also provide Brookfield Infrastructure, at its discretion, the right to defer the interest (in whole or in part) indefinitely.
(f) Preferred Unitholders’ Capital

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2023		As of and for the 12-month period ended December 31, 2022
	Carrying Value	Units	Carrying Value	Units
Opening balance	$918	43,901,312	$1,138	55,881,062
Repurchased and cancelled	—	—	(220)	(11,979,750)
Ending balance	$918	43,901,312	$918	43,901,312
On March 31, 2022, our partnership redeemed all of its outstanding Cumulative Class A Preferred Limited Partnership Units, Series 7, for $243 million. Losses on redemption of $23 million were recognized directly in equity.
Q3 2023 INTERIM REPORT 37

16. DISTRIBUTIONS
The following table outlines distributions made to each class of partnership units, including BIPC exchangeable shares and Exchange LP units that are exchangeable into units, as well as BIPC exchangeable LP units that are exchangeable into BIPC exchangeable shares:

	For the three-month period ended September 30
	2023		2022
US$ MILLIONS EXCEPT PER UNIT INFORMATION	Total	Per Unit	Total	Per Unit
Limited Partners	$175	$0.38	$165	$0.36
General Partner(1)	67		61
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	75	0.38	69	0.36
BIPC exchangeable shares	42	0.38	40	0.36
Exchangeable units(2)	2	0.38	3	0.36
Preferred unitholders	12	0.27	12	0.27
Perpetual subordinated notes	4	0.32	4	0.32
Total Distributions	$377		$354

	For the nine-month period ended September 30
	2023		2022
US$ MILLIONS EXCEPT PER UNIT INFORMATION	Total	Per Unit	Total	Per Unit
Limited Partners	$525	$1.15	$495	$1.08
General Partner(1)	201		183
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	224	1.15	207	1.08
BIPC exchangeable shares	126	1.15	120	1.08
Exchangeable units(2)	7	1.15	9	1.08
Preferred unitholders	35	0.80	39	0.80
Perpetual subordinated notes	12	0.96	12	0.96
Total Distributions	$1,130		$1,065
1.Distributions to the General Partner include $66 million and $197 million of incentive distributions for the three and nine-month periods ended September 30, 2023, respectively (2022: $60 million and $180 million).
2.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

38 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
a) Attributable to Limited Partners

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at December 31, 2022	$774	$(1,741)	$115	$87	$125	$3	$1,118	$481
Other comprehensive income (loss)	1	(10)	(1)	(12)	—	—	25	3
Issuance of BIPC exchangeable shares(1)	(15)	36	(2)	(3)	(3)	(1)	(17)	(5)
Other items(2)	—	—	—	—	—	—	(19)	(19)
Balance at September 30, 2023	$760	$(1,715)	$112	$72	$122	$2	$1,107	$460

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial (losses) gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at December 31, 2021	$673	$(1,463)	$27	$56	$125	$(10)	$915	$323
Other comprehensive income (loss)	11	(561)	101	39	—	1	322	(87)
Other items(3)	—	—	—	—	—	—	(86)	(86)
Balance at September 30, 2022	$684	$(2,024)	$128	$95	$125	$(9)	$1,151	$150
b) Attributable to General Partner

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at December 31, 2022	$4	$(9)	$—	$—	$1	$—	$6	$2
Other comprehensive income	—	—	—	—	—	—	1	1
Issuance of BIPC exchangeable shares	—	(1)	1	—	—	—	—	—
Balance at September 30, 2023	$4	$(10)	$1	$—	$1	$—	$7	$3

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at December 31, 2021	$4	$(8)	$—	$—	$1	$—	$5	$2
Other comprehensive (loss) income	—	(2)	—	—	—	—	2	—
Balance at September 30, 2022	$4	$(10)	$—	$—	$1	$—	$7	$2
c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at December 31, 2022	$326	$(726)	$49	$36	$53	$(1)	$473	$210
Other comprehensive income (loss)	1	(4)	(1)	(5)	—	—	10	1
Issuance of BIPC exchangeable shares(1)	(14)	23	(2)	(1)	(3)	2	(19)	(14)
Other items(2)	—	—	—	—	—	—	(9)	(9)
Balance at September 30, 2023	$313	$(707)	$46	$30	$50	$1	$455	$188
Q3 2023 INTERIM REPORT 39

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at December 31, 2021	$283	$(616)	$12	$24	$53	$(6)	$387	$137
Other comprehensive income (loss)	5	(236)	42	16	—	—	137	(36)
Other items(3)	—	—	—	—	—	—	(36)	(36)
Balance at September 30, 2022	$288	$(852)	$54	$40	$53	$(6)	$488	$65
d) Attributable to Non-controlling interest – BIPC exchangeable shares

US$ MILLIONS	Revaluation surplus	Foreign currency translation & other	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at December 31, 2022	$186	$(415)	$28	$20	$30	$1	$268	$118
Other comprehensive income (loss)	1	(2)	—	(3)	—	—	5	1
Issuance of BIPC exchangeable shares(1)	30	(64)	4	4	5	(1)	41	19
Other items(2)	—	—	—	—	—	—	(5)	(5)
Balance at September 30, 2023	$217	$(481)	$32	$21	$35	$—	$309	$133

US$ MILLIONS	Revaluation surplus	Foreign currency translation & other	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at December 31, 2021	$161	$(351)	$7	$13	$30	$(2)	$219	$77
Other comprehensive income (loss)	3	(132)	24	9	—	—	78	(18)
Other items(3)	—	—	—	—	—	—	(20)	(20)
Balance at September 30, 2022	$164	$(483)	$31	$22	$30	$(2)	$277	$39
e) Attributable to Non-controlling interest – Exchangeable units(4)

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at December 31, 2022	$11	$(28)	$2	$1	$1	$—	$19	$6
Other comprehensive income (loss)	—	—	—	—	—	—	—	—
Issuance of BIPC exchangeable shares(1)	(1)	9	(1)	—	—	—	(7)	—
Other items(2)	—	—	—	—	—	—	—	—
Balance at September 30, 2023	$10	$(19)	$1	$1	$1	$—	$12	$6

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at December 31, 2021	$10	$(24)	$1	$1	$1	$—	$15	$4
Other comprehensive (loss) income	—	(7)	1	—	—	—	5	(1)
Balance at September 30, 2022	$10	$(31)	$2	$1	$1	$—	$20	$3

1. In relation to the issuance of BIPC exchangeable shares, accumulated other comprehensive income was reallocated between all components of equity. Refer to Note 15, Partnership Capital, for further details.
2.In relation to our prior quarter dispositions, a total of approximately $30 million of accumulated other comprehensive income (net of tax) of revaluation surplus gains were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statement of Partnership Capital. Refer to Note 9, Investments in Associates and Joint Ventures, for further details.
3.In relation to the disposition of a 49% interest in its North American container terminal operation on June 13, 2022, $142 million of accumulated other comprehensive income (net of tax) of revaluation surplus gains were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. Refer to Note 9, Investments in Associates and Joint Ventures, for further details.
4.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

40 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

18. RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of $1 million were incurred during the three and nine-month periods ended September 30, 2023 (2022: less than $1 million for the three and nine-month periods).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Providers”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $97 million and $303 million respectively, for the three and nine-month periods ended September 30, 2023 (2022: $106 million and $329 million). As of September 30, 2023, $95 million was outstanding as payable to the Service Providers (December 31, 2022: $91 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holding LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of September 30, 2023, Brookfield Infrastructure had a loan payable of approximately $25 million to a subsidiary of Brookfield (December 31, 2022: $25 million). The loan is payable in full prior to the end of 2024 with an interest rate of 1.7%.
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at September 30, 2023, our net deposit from Brookfield was $nil (December 31, 2022: $nil) and Brookfield Infrastructure incurred no interest expense for the three and nine-month periods ended September 30, 2023 (2022: less than $1 million and $3 million). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of September 30, 2023, there were no borrowings outstanding (December 31, 2022: $nil).
As at September 30, 2023, Brookfield Infrastructure had approximately $115 million of borrowings outstanding to subsidiaries and associates of Brookfield (December 31, 2022: $160 million) and approximately $60 million of net payables to subsidiaries of Brookfield (December 31, 2022: $0.7 billion).
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries and associates of Brookfield. For the three and nine-month periods ended September 30, 2023, revenues of approximately $5 million and $14 million, respectively were generated (2022: less than $1 million and $4 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield. For the three and nine-month periods ended September 30, 2023, expenses of $36 million and $104 million, respectively were incurred (2022: $43 million and $70 million).
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million at September 30, 2023 (December 31, 2022: $12 million) with a subsidiary of Brookfield.
During the fourth quarter of 2022, our partnership sold a portfolio of investments, which included partial interests in consolidated subsidiaries and financial assets, with an approximate fair value of $310 million to an affiliate of Brookfield in exchange for securities of equal value. The portfolio of investments represented seed assets in a new product offering that Brookfield will be marketing and selling to third party investors which at that time will allow our partnership, subject to certain conditions, monetize the securities to generate liquidity. The securities are recorded as financial assets on the Consolidated Statement of Financial Position. The reduction in partial interests in consolidated subsidiaries is reflected as an increase in non-controlling interest of others in operating subsidiaries on the Consolidated Statement of Financial Position. For the three and nine-month periods ended September 30, 2023, our partnership exercised its redemption option associated with the securities and redeemed a portion of its units with a fair value, net of contributions of $31 million and $213 million, respectively.
Q3 2023 INTERIM REPORT 41

On March 28, 2023, subsidiaries of the partnership entered into concurrent loan agreements with an affiliate of Brookfield for total proceeds of $500 million. These loans are non-recourse to the partnership and are presented as non-recourse borrowings on the Consolidated Statement of Financial Position. Each loan accrues interest at SOFR plus 200 basis points per annum and matures on March 27, 2024. Interest on each loan was $8 million and $17 million for the three and nine-month periods ended September 30, 2023, respectively.
On August 31, 2023, the partnership sold its 7.9% effective interest in its Australian regulated utility operation to an affiliate of Brookfield for net proceeds of approximately $435 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $30 million in other income (expense) on the Consolidated Statement of Operating Results and accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to other income (expense) on the Consolidated Statements of Operating Results.
42 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
OUR OPERATIONS
We own a portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of Funds From Operations (“FFO”) supported by regulated or contracted revenues. In order to assist our unitholders and preferred unitholders in evaluating our performance and assessing our value, we group our businesses into operating segments based on similarities in their underlying economic drivers.
Our operating segments are summarized below:

Operating Segment	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission	• North & South America
	• Commercial & Residential Distribution	• North & South America, Europe & Asia Pacific

Transport
Provide transportation for freight, commodities and passengers	• Rail	• North & South America, Asia Pacific
	• Diversified Terminals	• North America, Europe & Asia Pacific
	• Toll Roads	• South America & Asia Pacific

Midstream
Systems that provide transmission, gathering, processing and storage services	• Midstream	• North America

Data
Provide critical infrastructure and services to telecom companies, technology and cloud computing providers and enterprise clients	• Data Transmission & Distribution	• North America, Europe & Asia Pacific
	• Data Storage	• North & South America, Europe & Asia Pacific
INTRODUCTION
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (our “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated November 13, 2023 and has been approved by the Board of Directors of the general partner of our partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., and our partnership’s direct and indirect subsidiaries and operating entities as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.bip.brookfield.com, on SEDAR+’s website at www.sedarplus.com and on EDGAR’s website at www.sec.gov/edgar.shtml.
Business Overview
Brookfield Infrastructure is a leading global infrastructure company that owns and operates high quality, essential, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating segments to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. As the businesses mature and cash flows have been de-risked, we seek to recycle capital and re-invest in assets that are expected to generate higher returns. An integral part of our strategy is to participate along with institutional investors in Brookfield Corporation (together with its affiliated entities other than us, “Brookfield”) sponsored infrastructure funds that target acquisitions that suit our profile. We focus on investments in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.
Q3 2023 INTERIM REPORT 43

Performance Targets and Key Measures
We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. FFO is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long term. In addition, we have performance measures that track the key value drivers for each of our operating segments. See the “Segmented Disclosures” section of this MD&A for more detail.
Distribution Policy
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis. The partnership has set its target payout ratio at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15%-20% of FFO to fund the equity component of recurring growth capital expenditures.
On June 10, 2022, Brookfield Infrastructure completed a three-for-two split of our units, BIPC exchangeable shares, Exchange LP Units, and BIPC exchangeable LP units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. The Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units (“RPU”) of the Holding LP were concurrently split. Brookfield Infrastructure’s preferred units were not affected by the split.
In light of the current prospects for our business, the board of directors of our General Partner approved a 6% year-over-year increase in our quarterly distribution to $0.3825 per unit (or $1.53 per unit annualized), starting with the distribution paid in March 2023, with a proportionate increase made by the board of directors of BIPC to holders of BIPC exchangeable shares. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Distributions have grown at a compound annual growth rate of 8% over the last 10 years. We target 5% to 9% annual distribution increase in light of the per unit growth we foresee in our operations.
Basis of Presentation
Our unaudited interim condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year-ended December 31, 2022. Our unaudited interim condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence or joint control, but does not control, using the equity method.
Our partnership’s equity interests include units held by public unitholders, Redeemable Partnership Units held by Brookfield, BIPC exchangeable shares held by public shareholders and Brookfield, as well as Exchange LP Units and BIPC Exchangeable LP Units held by public shareholders. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the limited partnership units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.
In addition, Exchange LP, a subsidiary of our partnership, issued Exchange LP Units in connection with the privatization of Enercare Inc. in October 2018. Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, we present the Exchange LP Units as a separate component of non-controlling interests.
On March 31, 2020, our partnership completed the creation of BIPC with the special distribution. Each unitholder of record on March 20, 2020, received one BIPC exchangeable share for every nine units held. Holders of BIPC exchangeable shares have the right to exchange all or a portion of their shares for one unit per BIPC exchangeable share held or its cash equivalent on a fixed-for-fixed basis. BIPC or the partnership, as applicable, each has the ability to satisfy exchange requests by holders of BIPC exchangeable shares in units instead of cash. Additionally, the partnership has the ability to exchange all BIPC exchangeable shares for units at our election, on a fixed-for-fixed basis. As a result of the share characteristics, we present the BIPC exchangeable shares as a component of non-controlling interests.
44 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Finally, in the third and fourth quarters of 2021, BIPC Exchange LP, a subsidiary of our partnership, issued BIPC Exchangeable LP Units in connection with the acquisition of our Canadian diversified midstream operation. BIPC Exchangeable LP Units provide holders with economic terms that are substantially equivalent to those of a BIPC exchangeable share and are exchangeable, on a one-for-one basis, for BIPC exchangeable shares. Given the exchangeable feature, we present the BIPC Exchangeable LP Units as a component of non-controlling interests.
When we discuss the results of our operating segments, we present Brookfield Infrastructure’s share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s share of earnings from investments in associates and joint ventures attributable to each of the above noted items, and (2) exclude the share of earnings of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS.
Our presentation currency and functional currency is the U.S. dollar. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years.
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance and financial position as of September 30, 2023 and December 31, 2022 and for the three and nine-month periods ended September 30, 2023 and 2022. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section of this MD&A.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2023	2022	2023	2022
Summary Statements of Operating Results
Revenues	$4,487	$3,627	$12,961	$10,719
Direct operating costs	(3,384)	(2,590)	(9,893)	(7,808)
General and administrative expenses	(100)	(109)	(312)	(338)
Interest expense	(640)	(480)	(1,775)	(1,358)
Share of earnings from investments in associates and joint ventures	96	5	472	25
Mark-to-market gains	34	95	27	228
Other (expense) income	(99)	(54)	101	37
Income tax expense	(138)	(133)	(409)	(425)
Net income	256	361	1,172	1,080
Net income attributable to our partnership(1)	104	113	505	359
Net income per limited partnership unit	$0.03	$0.05	$0.34	$0.17

1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares.
Three-month period ended September 30, 2023 and 2022
Net income for the three-month period ended September 30, 2023 was $256 million, of which income of $104 million (income of $0.03 per unit) was attributable to our partnership. This compares to net income of $361 million in the prior year, of which income of $113 million (income of $0.05 per unit) was attributable to our partnership. Current year results benefited from the contribution associated with acquisitions completed earlier this year and organic growth across our base business. These positive impacts were offset by higher borrowing costs associated with the financing of our growth initiatives and lower gains on currency and commodity contracts than in the same period as last year.

Q3 2023 INTERIM REPORT 45

Revenues for the three-month period ended September 30, 2023 were $4,487 million, which represents an increase of $860 million compared to the same period in 2022. Revenues from our utilities segment increased by $617 million primarily as a result of the recent acquisition of a residential decarbonization infrastructure business operating in North America and Europe, partially offset by the divestment of five Brazilian electricity transmission lines in November 2022. Our midstream segment contributed additional revenues of $178 million predominantly as a result of strong performance at our Canadian diversified midstream and North American Gas storage operations. Revenues from our transport segment decreased by $24 million due to the disposition of our Indian toll roads business in the prior quarter. Revenues from our data segment increased by $87 million predominately due to the acquisition of a European hyperscale data center platform, and additional towers at our Indian telecom towers operation. Foreign exchange increased our U.S. dollar revenues by $2 million, as the quarterly average exchange rate of majority of the currencies in which we operate increased relative to the prior year.
Direct operating expenses for the three-month period ended September 30, 2023 were $3,384 million, an increase of $794 million compared to the three-month period ended September 30, 2022. Direct costs increased from the prior year due to $820 million of incremental costs (including depreciation) associated with recently acquired businesses and of costs associated with organic growth initiatives. The impact of recent dispositions and foreign exchange decreased our U.S. dollar costs by $26 million in aggregate.
General and administrative expenses totaled $100 million for the three-month period ended September 30, 2023, a decrease of $9 million compared to the three-month period ended September 30, 2022. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt. The decrease from the prior year is primarily due to a decrease in the trading price of our outstanding securities.
Interest expense for the three-month period ended September 30, 2023 was $640 million, an increase of $160 million compared to the same period in 2022. Interest expense increased by approximately $90 million related to recent acquisitions net of dispositions, the commissioning of the Heartland Petrochemical complex and growth capital projects funded partially with new borrowings.
Our partnership’s share of earnings from investments in associates and joint ventures increased by $91 million when compared to the three-month period ended September 30, 2022. The increase was driven by mark-to-market gains on our commodities derivatives and organic growth across the segments we operate. Prior period results were impacted by mark-to-market losses on our commodities derivatives.
Mark-to-market gains for the three-month period ended September 30, 2023 were $34 million, compared to $95 million in the prior year. Amounts in both the current and comparative periods are primarily driven by mark-to-market movements relating to foreign exchange contracts at the corporate level and movements in commodity prices.
Other expense for the three-month period ended September 30, 2023 was $99 million, compared to other expense of $54 million reported for the same period in 2022. Other expense in the current period primarily comprised of transaction costs incurred related to acquisitions in the current period, partially offset by the gain on the disposition of our Australian regulated utility operation. Other expenses in the prior year include accretion expenses and transaction costs related to acquisitions.
Income tax expense for the three-month period ended September 30, 2023 was $138 million, an increase from $133 million recognized during the same period in 2022 principally due to an increase in current tax expense due to higher taxable income during the period, partially offset by an increase in deferred tax recoveries.
Nine-month period ended September 30, 2023 and 2022
Net income for the nine-month period ended September 30, 2023 was $1,172 million, of which income of $505 million ($0.34 per unit) was attributable to our partnership. This compares to net income of $1,080 million in the prior year, of which $359 million ($0.17 per unit) was attributable to our partnership. Current year results benefited from the contribution associated with recently completed acquisitions and organic growth across our base businesses. These positive impacts were partially offset by disposition of our assets as part of our capital recycling program and higher borrowing costs associated with financing our growth initiatives.
Revenues for the nine-month period ended September 30, 2023 were $12,961 million, which represents an increase of $2,242 million compared to the same period in 2022. Revenues from our utilities segment increased by $1,986 million as a result of the acquisition of a residential decarbonization infrastructure business operating in North America and Europe in the prior quarter. Our midstream segment contributed additional revenues of $388 million predominantly as a result of the continued strong performance at our Canadian diversified midstream and North American gas storage operations. Revenues from our transport segment increased by $12 million from inflationary tariff increases, partially offset by the disposition of our Indian toll road operations. Revenues from our data segment increased by $121 million, predominately due to the acquisition of a European hyperscale data center platform and organic growth at our Indian and U.K. telecom towers operations. Foreign exchange decreased our U.S. dollar revenues by $265 million across our segments, as the average exchange rate of majority of the currencies in which we operate decreased relative to the prior year.
46 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Direct operating expenses for the nine-month period ended September 30, 2023 were $9,893 million, an increase of $2,085 million compared to the nine-month period ended September 30, 2022. Direct costs increased from the prior year due to $1,772 million of incremental costs (including depreciation) associated with recently acquired businesses and $556 million of costs associated with organic growth initiatives. The impact of recent dispositions and foreign exchanged decreased our U.S. dollar costs by $243 million.
General and administrative expenses totaled $312 million for the nine-month period ended September 30, 2023, a decrease of $26 million compared to the nine-month period ended September 30, 2022. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt. The decrease from the prior year is due to a decrease in the trading price of our outstanding securities.
Interest expense for the nine-month ended September 30, 2023 was $1,775 million, an increase of $417 million compared to the same period in 2022. Interest expense increased by approximately $300 million related to growth initiatives, including recent acquisitions net of dispositions, the commissioning of the Heartland Petrochemical complex, and other growth capital projects funded partially with new borrowings. Interest expense was partially offset by the impact of foreign exchange.
Our partnership’s share of earnings from investments in associates and joint ventures was $472 million for the nine-month period ended September 30, 2023, an increase of $447 million relative to the same period in 2022. The increase was principally driven by gains recognized on our capital recycling program for the sale of our New Zealand data distribution business and partial sell down of our interest in a U.S. gas storage portfolio, as well as mark-to-market gains on commodities derivatives and organic growth across the segments we operate, which were partially offset by decreased share of earnings from the disposition of these assets.
Mark-to-market gains for the nine-month period ended September 30, 2023 were $27 million, compared to $228 million in the prior year. Amounts in both the current and comparative periods consist primarily of mark-to-market movements relating to foreign exchange hedging activities at the corporate level. The gain in the prior period mainly resulted from the depreciation of several of the currencies we hedge relative to the U.S. dollar.
Other income for the nine-month period ended September 30, 2023 was $101 million, compared to $37 million for the same period in 2022. Other income in the current period is primarily due to gains on the dispositions of our Indian toll roads business, a freehold landlord port in Victoria, Australia, an Australian regulated utility business, as well as a partial disposition of our interest in a U.S. gas pipeline. These gains were partially offset by accretion expenses and transaction costs related to acquisitions.
Income tax expense for the nine-month period ended September 30, 2023 was $409 million, a decrease of $16 million compared to the same period in 2022 principally due to an increase in deferred tax recoveries, partially offset by increase in current taxes due to higher taxable income in the period.
Q3 2023 INTERIM REPORT 47

US$ MILLIONS Summary Statements of Financial Position Key Metrics	As of
	September 30, 2023	December 31, 2022
Cash and cash equivalents	$1,307	$1,279
Property, plant and equipment	46,981	37,291
Intangible assets	15,629	11,822
Total assets	97,738	72,969
Corporate borrowings	5,272	3,666
Non-recourse borrowings	38,846	26,567
Total liabilities	63,752	47,415
Limited Partners’ capital	5,394	5,372
General Partner capital	28	27
Non-controlling interest – Redeemable Partnership Units held by Brookfield	2,216	2,263
Non-controlling interest – BIPC exchangeable shares	1,544	1,289
Non-controlling interest – Exchangeable units(1)	73	72
Non-controlling interest – perpetual subordinated notes	293	293
Non-controlling interest – in operating subsidiaries	23,520	15,320
Preferred unitholders	918	918
Partnership capital attributable to the partnership(2)	9,255	9,023
Total partnership’s capital	33,986	25,554
1.Includes non-controlling interest attributable to Exchange LP Units and BIPC exchangeable LP Units.
2.Includes partnership capital attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP Units and non-controlling interests - BIPC exchangeable shares.
Total assets were $97.7 billion at September 30, 2023, an increase from $73.0 billion at December 31, 2022. The acquisition of a global intermodal logistics operation, a North American and European residential decarbonization infrastructure business, a European hyperscale data center platform and organic growth initiatives increased consolidated assets by $28.4 billion. These increases were partially offset by depreciation and amortization expense and dispositions, which reduced total assets by $1.9 billion and $1.8 billion, respectively.
Property, plant and equipment increased from $37.3 billion to $47.0 billion due to additions primarily associated with acquisitions completed in 2023, increased investments in capital assets, which were partially offset by depreciation expense and the impact of foreign exchange. Intangible assets increased from $11.8 billion to $15.6 billion due to $4.2 billion of additions primarily associated with acquisitions completed in 2023 and $0.2 billion of foreign exchange impact, which were partially offset by amortization expense of $0.6 billion.
Corporate borrowings have increased by $1.6 billion relative to December 31, 2022. This increase is attributable to the issuance of $0.5 billion of medium-term notes, draws on our corporate credit facility of $0.6 billion and net draws of $0.5 billion on our commercial paper program. The proceeds from our corporate borrowings were used to fund our acquisition of a global intermodal logistics operation and European hyperscale data center platform.
Non-recourse borrowings increased by $12.3 billion as compared to December 31, 2022. Acquisitions completed in 2023, incremental borrowings, and the impact of foreign exchange increased non-recourse borrowings by $9.1 billion, $3.1 billion, and $0.1 billion, respectively.
Our partnership capital increased to $9.3 billion from $9.0 billion as at December 31, 2022 as a result of income generated from operations, unit issuances in connection with current quarter acquisitions, partially offset by the impact of distributions.
48 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Foreign Currency Translation
Due to the nature of our global operations, current period financial results may be impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate			Average Rate
	As of			For the three-month period ended September 30			For the nine-month period ended September 30
	September 30, 2023	December 31, 2022	Change	2023	2022	Change	2023	2022	Change
Australian dollar	0.6435	0.6813	(6)%	0.6545	0.6832	(4)%	0.6688	0.7071	(5)%
Brazilian real	0.1997	0.1917	4%	0.2049	0.1906	8%	0.1997	0.1947	3%
British pound	1.2199	1.2083	1%	1.2660	1.1766	8%	1.2446	1.2571	(1)%
Canadian dollar	0.7365	0.7382	—%	0.7455	0.7659	(3)%	0.7433	0.7795	(5)%
Euro	1.0573	1.0705	(1)%	1.0880	1.0067	8%	1.0833	1.0638	2%
Indian rupee	0.0120	0.0121	(1)%	0.0121	0.0125	(3)%	0.0121	0.0129	(6)%
As at September 30, 2023, our consolidated partnership capital of $34.0 billion was invested in the following currencies: U.S. dollars - 31%; Canadian dollars - 25%; British pounds - 13%; Euro - 11%; Australian dollars - 6%; Brazilian reais - 5%; Indian rupees - 4%; and other currencies - 4%. As a result of our currency hedging program, 67% of our partnership capital is effectively denominated in U.S. dollars. The majority of the foreign currencies that we operate in appreciated relative to the U.S. dollar from December 31, 2022, which increases the carrying values of the assets and liabilities of our operations relative to December 31, 2022.
The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Australian dollar	$(56)	$(214)	$(120)	$(351)
Brazilian real	(75)	(76)	69	73
British pound	(228)	(274)	44	(628)
Canadian dollar	(141)	(596)	7	(759)
Indian rupee	(39)	(99)	(32)	(297)
Euro	(178)	(54)	(154)	(120)
Other	(29)	(104)	183	(86)
	(746)	(1,417)	(3)	(2,168)
Currency hedges(1)	109	350	(45)	638
	$(637)	$(1,067)	$(48)	$(1,530)
Attributable to:
Unitholders	$(183)	$(335)	$(7)	$(477)
Non-controlling interests	(454)	(732)	(41)	(1,053)
	$(637)	$(1,067)	$(48)	$(1,530)
1.     Includes net investment and cash flow hedges for foreign currencies of subsidiaries and associates and excludes cash flow hedges for interest rates.
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the three and nine-month periods ended September 30, 2023, was a loss of $746 million and loss of $3 million, respectively.
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the three and nine-month periods ended September 30, 2023, the average foreign exchange rate of the major currencies we operate in weakened relative to the U.S. dollar, decreasing U.S. dollar revenue and net income in these currencies.
We use financial contracts and locally denominated debt to hedge most foreign currency exposures. We are largely hedged against the British, Australian, European and Canadian currencies. As a result, the impact of currency movements was partially offset by gains recognized on our currency hedges. For the three and nine-month periods ended September 30, 2023, our hedging program reduced the impact of foreign currency losses by $109 million and added to foreign currency losses by $45 million, respectively.
Q3 2023 INTERIM REPORT 49

Summary of Quarterly Results
Quarterly results for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2023			2022				2021
Three-month period ended	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$4,487	$4,256	$4,218	$3,708	$3,627	$3,681	$3,411	$3,252
Direct operating costs	(3,384)	(3,280)	(3,229)	(2,702)	(2,590)	(2,712)	(2,506)	(2,375)
Share of earnings (loss) from investments in associates and joint ventures	96	273	103	(13)	5	(34)	54	(13)
Expenses
Interest	(640)	(567)	(568)	(497)	(480)	(469)	(409)	(383)
General and administrative	(100)	(109)	(103)	(95)	(109)	(108)	(121)	(113)
Valuation items
Fair value changes and other	(65)	382	(189)	29	41	221	3	175
Income tax expense	(138)	(182)	(89)	(135)	(133)	(154)	(138)	(79)
Net income	256	773	143	295	361	425	294	464
Net income attributable to others(1)	233	587	168	302	329	355	288	414
Net income (loss) attributable to limited partners	23	186	(25)	(7)	32	70	6	50
Net income (loss) per limited partnership unit(2)	$0.03	$0.38	$(0.07)	$(0.03)	$0.05	$0.13	$(0.01)	$0.09
1.Includes net income attributable to the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units, non-controlling interests - BIPC exchangeable shares, and non-controlling interests - interest of others in operating subsidiaries.
2.Refer to Note 15, Partnership Capital, for further details.
A significant driver of our results continues to be from organic growth which consists of inflation-indexation, GDP-linked volume increases and reinvested capital. In addition, results have benefited over the last eight quarters from the contribution of new investments. On a constant currency basis, these items resulted in increases in our revenues, direct operating costs, interest charges and depreciation and amortization expense. The increases were partially offset by the impact of dispositions. In addition to the aforementioned items, net income is impacted by fair value adjustments, mark-to-market movements, and other income and expenses.
Our business continues to deliver financial results that are in line with expectations. Our partnership benefits from significant sector and geographic diversification, ownership of long-life and essential assets, substantial barriers to entry to the sectors we operate in, and cash flows that are generated under long-term contractual or regulated frameworks. Our stable and predictable cash flow profile is further strengthened by our principled approach to counterparty selection and capital structure.
SELECTED STATEMENTS OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including but not limited to FFO, AFFO, Adjusted EBITDA and Invested Capital. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures).
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Adjusted EBITDA includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Along with net income and other IFRS measures, FFO and Adjusted EBITDA are key measures of our financial performance that we use to assess the results and performance of our operations on a segmented basis. AFFO is also a measure of operating performance and represents the ability of our businesses to generate sustainable earnings. Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns.
50 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO, AFFO, Adjusted EBITDA and Invested Capital are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by REALPAC and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Invested Capital, as well as a reconciliation of the most directly comparable IFRS measures to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the three-month period ended September 30		For the nine-month period ended September 30
Key Metrics	2023	2022	2023	2022
Net income attributable to partnership(1)	$104	$113	$505	$359
Net income per limited partnership unit(2)	0.03	0.05	0.34	0.17
Funds from Operations (FFO)(3)	560	525	1,666	1,531
Per unit FFO(4)	0.73	0.68	2.16	1.99
Adjusted Funds from Operations (AFFO)(3)	445	422	1,327	1,260
Return on invested capital(5)	14%	13%	13%	13%
Adjusted EBITDA	890	767	2,605	2,221
Distributions per unit(6)	0.38	0.36	1.15	1.08
FFO payout ratio(7)	67%	67%	68%	70%
AFFO payout ratio(8)	85%	84%	85%	85%
1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares.
2.Average number of limited partnership units outstanding on a time weighted basis for the three and nine-month periods ended September 30, 2023 were 458.8 million and 458.6 million, respectively (2022: 458.2 million and 458.0 million).
3.Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO, AFFO and Adjusted EBITDA.
4.Average units outstanding on a time weighted basis during the three and nine-month periods ended September 30, 2023 was 772.1 million and 771.7 million, respectively (2022: 771.3 million and 771.2 million).
5.Return on invested capital is calculated as AFFO adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by Invested Capital. The return of capital estimates for the three and nine-month periods ended September 30, 2023 was $29 million and $89 million, respectively (2022: $33 million and $105 million). Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.
6.Distribution per unit is defined as the sum of partnership distributions less incentive distributions, divided by the total limited partner units, general partner units, Redeemable Partnership Units, Exchange LP Units, BIPC exchangeable LP Units and BIPC exchangeable shares outstanding as of the record date. During the three and nine-month periods ended September 30, 2023, the partnership paid quarterly distributions of $0.38 per unit and $1.15 per unit, respectively (2022: $0.36 per unit and $1.08 per unit).
7.FFO payout ratio is defined as distributions paid (inclusive of GP incentive distribution, preferred unit distributions, and interests on perpetual notes classified as equity) divided by FFO.
8.AFFO payout ratio is defined as distributions paid (inclusive of GP incentive, preferred unit distributions, and interests on perpetual notes classified as equity) divided by AFFO.
For the three-month period ended September 30, 2023, FFO totaled $560 million ($0.73 per unit) compared to FFO of $525 million ($0.68 per unit) for the same quarter in 2022. Organic growth was at the higher end of our 6 to 9% range capturing the benefit of elevated inflation across our transport and utilities segments, and earnings associated with capital commissioned over the last 12 months. The benefit of our new investments secured this year were not captured in results, while the nearly $2 billion of asset sales that have closed lowered results compared to the prior year.
Q3 2023 INTERIM REPORT 51

SEGMENTED DISCLOSURES
In this section, we review the results of our principal operating segments: utilities, transport, midstream, data and corporate. Key metrics and measures are presented in accordance with our partnership’s share of the underlying results, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. See the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a discussion of the importance of our partnership’s presentation, the limitations associated with such information and a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.
Our utilities segment is comprised of businesses from which we earn a return on a regulated or notionally stipulated asset base, which we refer to as the rate base, or from revenues in accordance with long-term concession agreements, private bilateral contracts approved or ratified by the regulator, or price control frameworks. These include our regulated transmission and commercial and residential distribution operations. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime.
Due to the franchise frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all our utilities segment’s Adjusted EBITDA is supported by regulated or contractual revenues.
The objectives for our utilities segment are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base and strengthen our market position. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.
Our utilities segment is comprised of the following:
Regulated Transmission
•Approximately 2,900 kilometers of electricity transmission lines in Brazil, of which approximately 2,500 kilometers are operational
•Approximately 4,200 kilometers of natural gas pipelines in North America, South America, and India
Commercial and Residential Distribution
•Approximately 8 million connections, predominantly electricity and natural gas
•Provides residential decarbonization infrastructure, including water heater, heating, ventilation, and air conditioner (“HVAC”) rentals, as well as other essential home services to approximately 10.5 million customers with approximately 17 million policies and 1.7 million rental contracts in Canada, the U.S., Germany, and the U.K.
•Over 0.6 million long-term contracted sub-metering services within Canada and the United States
•Approximately 2.1 million installed smart meters in Australia and New Zealand
52 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our utilities segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Funds from Operations (FFO)	$229	$196	$661	$551
Maintenance capital expenditures	(19)	(12)	(64)	(34)
Adjusted Funds from Operations (AFFO)	$210	$184	$597	$517

Adjusted EBITDA(1)	$345	$284	$995	$824
Rate base	6,915	6,374	6,915	6,374
Return on rate base(2),(3)	13%	13%	13%	13%
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Return on rate base is Adjusted EBITDA divided by weighted average rate base.
3.Return on rate base excludes impact of EBITDA earned from our home services policies, connections revenue, return of capital and IFRS 16 adjustments.

Our partnership earns a return on a regulated or notionally stipulated asset base, a metric which we refer to as rate base. Our rate base reflects the current amount, either as defined by the regulator or as implied by our contracted cash flows, on which we earn our return. Our rate base increases with capital that we invest to expand our systems and is indexed to local inflation. The return that we earn is typically determined by a regulator for prescribed periods of time or is derived based on the contracted cash flows we have secured. We believe that the rate base is useful for investors as it provides them with an understanding of the unlevered returns that our asset base can currently generate and enhances comparability across other utility investments as it assists in assessing the operating performance of our businesses by eliminating the effect of its current capital structure and tax profile.
For the three-month period ended September 30, 2023, our utilities segment generated FFO of $229 million, compared to $196 million for the same period in the prior year. Organic growth was approximately 10% reflecting inflation indexation, and the commissioning of approximately $500 million of capital into rate base during the last 12 months. Current year results included earnings from the acquisition of HomeServe, a residential decarbonization infrastructure business in North America and Europe that occurred in Q1 2023. Prior year results included earnings from five additional electricity transmission lines in Brazil that were divested in Q4 2022 and a full quarter contribution from an Australian regulated utility divested in August of this year.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)				FFO
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022	2023	2022	2023	2022
Commercial & Residential Distribution	$174	$129	$507	$373	$127	$103	$378	$294
Regulated Transmission	171	155	488	451	102	93	283	257
Total	$345	$284	$995	$824	$229	$196	$661	$551
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended September 30, 2023, our commercial and residential distribution operations generated Adjusted EBITDA of $174 million and FFO of $127 million, compared to $129 million and $103 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from continued elevated levels of inflation on tariff increases, higher connections revenue at our U.K. regulated distribution business and capital commissioned into rate base over the last 12 months. FFO was impacted from higher borrowings to fund ongoing capital projects. Current quarter results benefited from the acquisition of HomeServe, a residential decarbonization infrastructure business in North America and Europe.
For the three-month period ended September 30, 2023, our regulated transmission operations generated Adjusted EBITDA of $171 million and FFO of $102 million, compared to $155 million and $93 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from higher tariffs, approximately 475 km of transmission lines commissioned at our Brazilian electricity transmission business and the appreciation of the Brazilian real (up 8%). Prior year results included earnings from five electricity transmission lines in Brazil divested in Q4 2022 and a full quarter contribution from our interest in an Australian regulated utility sold during the current quarter.
Q3 2023 INTERIM REPORT 53

The following table presents the roll-forward of our rate base:

US$ MILLIONS	For the three-month period ended September 30, 2023	For the nine-month period ended September 30, 2023	For the 12-month period ended December 31, 2022
Rate base, start of period(1)	$7,759	$6,804	$5,818
(Asset sales) acquisitions	(654)	(614)	648
Capital expenditures commissioned	111	360	471
Inflation indexation	41	362	368
Regulatory depreciation	(27)	(143)	(160)
Foreign exchange and other	(315)	146	(341)
Rate base, end of period	$6,915	$6,915	$6,804
1.Rate base excludes our North American and European residential warranty businesses.
As of September 30, 2023, our rate base was $6.9 billion. Rate base increased compared to December 31, 2022 due to new connections at our U.K regulated distribution business and long-term rental contracts secured across our residential decarbonization infrastructure platform along with inflation indexation, partially offset from the sale of our interest in an Australian regulated utility.
The following table presents the roll-forward of our partnership’s share of capital backlog, which represents growth projects over the next 2-3 years, as well as capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30, 2023	For the nine-month period ended September 30, 2023	For the 12-month period ended December 31, 2022
Capital backlog, start of period	$646	$646	$532
Impact of (asset sales) acquisitions	(132)	(127)	75
Additional capital project mandates	175	429	604
Less: capital expenditures	(142)	(415)	(522)
Foreign exchange and other	(17)	(3)	(43)
Capital backlog, end of period	530	530	646
Construction work in progress	446	446	443
Total capital to be commissioned	$976	$976	$1,089
Capital backlog relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. As of September 30, 2023, total capital to be commissioned was $976 million compared to $1,089 million as of December 31, 2022. New connection mandates awarded were offset by capital projects commissioned into rate base and the impact of the sale of our interest in an Australian regulated utility. The largest contributor to capital expected to be commissioned into rate base is our U.K. regulated distribution business (approximately $675 million).

54 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our transport segment is comprised of infrastructure assets that provide transportation, storage and handling services for merchandise goods, commodities and passengers, for which we are generally paid an access or transportation fee. Profitability is based on the volume and price achieved for the provision of access and associated services. This operating segment is comprised of businesses, such as our rail and toll road operations, which may be subject to price ceiling or other rate regulation focused on maintaining competition, as well as diversified terminal operations which are highly contracted and subject to the regulatory regimes applicable to the goods they handle. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our other operating segments, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 90% of our transport segment’s FFO is supported by contractual or regulated revenues.
Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.
Our transport segment is comprised of the following:
Rail
•115 short line freight railroads comprising approximately 22,000 kilometers of track in North America and Europe
•Sole provider of rail network in the southern half of Western Australia with approximately 5,500 kilometers of track and operator of approximately 9,800 kilometers of rail in Brazil
Diversified Terminals
•10 terminals in the U.K., and Australia facilitating global trade of goods, natural resources and commodities
•Approximately 7 million twenty-foot equivalent unit (“TEU”) intermodal containers
•An approximately 30 million tonnes per annum Liquefied Natural Gas (“LNG”) export terminal in the U.S.
•An approximately 85 million tonnes per annum export facility in Australia
Toll Roads
•An approximately 3,300 km of motorways in Brazil, Peru and India
Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our transport segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Funds from Operations (FFO)	$205	$203	$596	$587
Maintenance capital expenditures	(46)	(47)	(133)	(129)
Adjusted Funds from Operations (AFFO)	$159	$156	463	458

Adjusted EBITDA(1)	$293	$278	$848	$803
Adjusted EBITDA margin(2)	55%	56%	54%	54%
Growth capital expenditures	$70	$57	$199	$185
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

Q3 2023 INTERIM REPORT 55

For the three-month period ended September 30, 2023, our transport segment generated Adjusted EBITDA and FFO of $293 million and $205 million compared to $278 million and $203 million for the same period in the prior year. Adjusted EBITDA and FFO benefited from organic growth driven by high inflationary tariff increases across the segment and consistent volumes. Partially offsetting the strong underlying operational performance was the normalization of commodity prices, higher interest expense following a refinancing at our U.K. port operation and the divestment of our Indian toll road portfolio in Q2 2023.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)				FFO
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022	2023	2022	2023	2022
Rail	$109	$101	$312	$276	$84	$77	$240	$217
Diversified Terminals	118	115	334	353	77	80	214	240
Toll Roads	66	62	202	174	44	46	142	130
Total	$293	$278	$848	$803	$205	$203	$596	$587
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended September 30, 2023, our rail business generated Adjusted EBITDA of $109 million and FFO of $84 million compared to $101 million and $77 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from inflationary tariff increases of 7% across our rail networks.
For the three-month period ended September 30, 2023, our diversified terminals operations reported Adjusted EBITDA of $118 million and FFO of $77 million compared to $115 million and $80 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from rate increases across our businesses, partially offset by the normalization of commodity prices at our U.S. export terminal. FFO was impacted by higher interest costs at our U.K. port operation.
For the three-month period ended September 30, 2023, our toll roads contributed Adjusted EBITDA of $66 million and FFO of $44 million compared to $62 million and $46 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from an average inflationary tariff increase of 8% and a 3% increase in volumes across our toll road portfolio. Prior year included earnings from our Indian toll road portfolio divested in Q2 2023. FFO was impacted by higher interest from additional debt added during the quarter.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30	For the nine-month period ended September 30, 2023	For the 12-month period ended December 31, 2022
Capital backlog, start of period	$586	$603	$533
Additional capital project mandates	60	155	368
Less: capital expenditures	(70)	(199)	(263)
Foreign exchange and other	(12)	5	(35)
Capital backlog, end of period	564	564	603
Construction work in progress	437	437	314
Total capital to be commissioned	$1,001	$1,001	$917
Capital to be commissioned includes projects such as upgrading and expanding our rail networks, enhancing and modernizing existing infrastructure at our terminals, and increasing and widening lanes on certain routes to support traffic growth. As of September 30, 2023, total capital to be commissioned was $1,001 million compared to $917 million as of December 31, 2022.

56 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our midstream segment is comprised of systems that provide natural gas transmission, gathering and processing, and storage services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as some of our natural gas transmission pipelines whose services are subject to price ceilings. Midstream businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable.
Our objectives for our midstream segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our growth in AFFO.
Our midstream segment is comprised of the following:
•Approximately 15,000 kilometers of natural gas transmission pipelines in the U.S.
•Approximately 10,600 kilometers of pipelines which include long-haul, conventional and natural gas gathering pipelines in Canada
•17 natural gas and natural gas liquids processing plants, with approximately 5.7 billion cubic feet (“Bcf”) per day of gross processing capacity in Canada
•565 Bcf of natural gas storage in the U.S. and Canada
•525,000 tonnes per year of polypropylene production capacity in Canada
The following table presents our partnership’s share of the key metrics of our midstream segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Funds from Operations (FFO)	$163	$172	$522	$538
Maintenance capital expenditures	(45)	(35)	(118)	(81)
Adjusted Funds from Operations (AFFO)	$118	$137	404	457

Adjusted EBITDA(1)	243	226	745	678
Adjusted EBITDA margin(2)	60%	59%	57%	56%
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for reconciliation from net income to Adjusted EBITDA
For the three-month period ended September 30, 2023, our midstream operations generated Adjusted EBITDA and FFO of $243 million and $163 million compared to $226 million and $172 million in the prior year. Adjusted EBITDA and FFO benefited from increased utilization and higher contracted cash flows across the segment as well as an initial contribution from Heartland, partially offset by the normalization of market sensitive revenues. FFO was impacted from higher interest expense from refinancing and lower interest capitalization following the commissioning of Heartland. Prior year results include a greater contribution from our U.S. gas pipeline which was partially divested in Q2 2023.
Q3 2023 INTERIM REPORT 57

The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30, 2023	For the nine-month period ended September 30, 2023	For the 12-month period ended December 31, 2022
Capital backlog, start of period	$284	$217	$245
Impact of (asset sales) acquisitions	—	(23)	—
Additional capital project mandates	20	159	330
Less: capital expenditures	(22)	(76)	(358)
Foreign exchange and other	(5)	—	—
Capital backlog, end of period	277	277	217
Construction work in progress	50	50	28
Total capital to be commissioned	$327	$327	$245
As of September 30, 2023, total capital to be commissioned was $327 million compared to $245 million as of December 31, 2022. The total capital to be commissioned relates to additional growth projects that are expected to expand capacity across our North American midstream businesses.

58 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our data segment is comprised of critical infrastructure servicing customers in the telecommunications, fiber and data storage sectors. Our data transmission and distribution operations provide essential services and infrastructure to telecom companies, technology and cloud computing providers, and enterprise clients, while our data storage operations provide high-performance physical hosting and infrastructure to enterprises ranging from small workloads to hyperscale deployments, as well as cloud consulting and engineering services. The majority of these services and access to infrastructure are contracted on a medium to long-term basis (up to 30 years) with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows.
Our data transmission and distribution customer base includes large, prominent telecommunications companies in France, the U.K., India, and Australia. Within our data storage operations, we have approximately 700 colocation customers, predominantly in the U.S. that are diversified across multiple industries, and global hyperscale customers in Asia Pacific, South America and Europe.
Our objectives for the data segment are to invest capital to enhance and expand our service offerings while providing safe, reliable and secure access to our properties. If we are able to achieve these objectives, we believe we will be able to attract new customers and maintain low levels of churn on existing customers. Our performance in both our data transmission and distribution and data storage businesses can be measured by the growth in revenues and Adjusted EBITDA margin improvements.
Our data segment is comprised of the following:
Data Transmission & Distribution
•Approximately 227,000 operational telecom sites in India, France, Germany, Austria and the U.K.
•Approximately 35,000 kilometers of fiber optic cable located in France and Brazil
•Over 70 distributed antenna systems in the U.K.
•Approximately 975,000 fiber-to-the-premise connections in France, Australia and the United States
•Two semiconductor manufacturing facilities under construction in the United States
Data Storage
•Over 90 data centers, with approximately 520 megawatts of critical load capacity
Results of Operations
The following table presents our partnership’s share of the key metrics of our data segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Funds from Operations (FFO)	$66	$60	$208	$178
Maintenance capital expenditures	(5)	(9)	(24)	(27)
Adjusted Funds from Operations (AFFO)	$61	$51	184	151

Adjusted EBITDA(1)	$109	$88	$329	$254
Adjusted EBITDA margin(2)	65%	58%	62%	57%
Growth capital expenditures	$281	$57	$602	$190
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for reconciliation from net income to Adjusted EBITDA.

For the three-month period ended September 30, 2023, our data segment generated FFO of $66 million, compared to $60 million for the same period in the prior year. Current year results reflect the acquisition of our European telecom tower operation in Q1 2023 and the acquisition of a European hyperscale data center platform acquired in August. Prior year results include a contribution from our New Zealand integrated data distribution business divested in Q2 2023.
Q3 2023 INTERIM REPORT 59

The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)				FFO
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022	2023	2022	2023	2022
Data Transmission & Distribution	$96	$77	$292	$224	$57	$54	$186	$161
Data Storage	13	11	37	30	9	6	22	17
Total	$109	$88	$329	$254	$66	$60	$208	$178
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended September 30, 2023, our data transmission and distribution operations generated Adjusted EBITDA of $96 million and FFO of $57 million, compared to $77 million and $54 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from additional points-of-presence at our tower and fiber operations. FFO was impacted by higher borrowing cost to fund ongoing capital projects. Current year results reflect earnings associated with our European telecom tower operation acquired in February 2023, while prior year results include a contribution from our New Zealand integrated data distribution business divested in Q2 2023.
For the three-month period ended September 30, 2023, our data storage operations generated Adjusted EBITDA of $13 million and FFO of $9 million, compared to $11 million and $6 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from the acquisition of a European hyperscale data center platform acquired this quarter.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30	For the nine-month period ended September 30, 2023	For the 12-month period ended December 31, 2022
Capital backlog, start of period	$3,757	$3,756	$394
Impact of acquisitions	209	279	3,634
Additional capital project mandates	54	300	234
Less: capital expenditures	(281)	(602)	(470)
Foreign exchange and other	(13)	(7)	(36)
Capital backlog, end of period	3,726	3,726	3,756
Construction work in progress	670	670	339
Total capital to be commissioned	$4,396	$4,396	$4,095

As of September 30, 2023, total capital to be commissioned was $4,396 million compared to $4,095 million as of December 31, 2022. Capital to be commissioned includes projects such as our partnership with Intel to build two semiconductor foundries in United States, the build-out of additional sites and new tenancies at our telecom tower operations, additional connections across our global fiber operations and increasing the capacity of our data storage network. Capital to be commissioned increased compared to December 31, 2022 from acquisitions (a European telecom tower portfolio and European hyperscale data center platform) and from the construction of new facilities across our global data center portfolio.
Recent Developments
In November, we reached an agreement to acquire a portfolio of core data centers out of bankruptcy from Cyxtera, as well as the associated real estate underlying several of the sites from third-party landlords. We believe we will generate strategic value by combining the Cyxtera portfolio with our U.S. data center business to create one of the largest independent retail colocation data center providers, with over 300 megawatts of capacity in 18 North American markets. The combined entity will have the scale, assets and capabilities required to provide critical infrastructure for its over 2,500 customers to support the exponential increase in demand from industry tailwinds, including artificial intelligence and cloud deployments. The purchase price is approximately $1.3 billion, inclusive of transaction costs and net of proceeds received from concurrently selling non-core Cyxtera sites to a third-party landlord.
60 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the components of our Corporate segment, at our partnership’s share:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Adjusted EBITDA(1)	$(100)	$(109)	$(312)	$(338)
Funds from Operations (FFO)	(103)	(106)	(321)	(323)
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended September 30, 2023, Adjusted EBITDA and FFO for our Corporate segment were losses of $100 million and $103 million, compared to $109 million and $106 million, respectively, in the prior year. Results of our Corporate segment are mainly driven by management fees. Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt.
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA and Invested Capital.
Adjusted EBITDA, FFO, AFFO and Invested Capital are presented based on our partnership’s share of results in operations accounted for using the consolidation and the equity method whereby we either control or exercise significant influence or joint control over the investment, respectively. Adjusted EBITDA, FFO, AFFO and Invested Capital are not, and are not intended to be, presented in accordance with IFRS. Under IFRS, we are not considered to control those entities that have not been consolidated and as such, have been presented as investments in associates or joint ventures in Note 9 of our partnership’s financial statements included herein. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our partnership’s legal claims or exposures to such items.
As a result, segment revenues, costs attributable to revenues, general and administrative costs, interest expense, depreciation and amortization, deferred income taxes and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our partnership’s share of (losses) earnings from investments in associates attributable to each of the above-noted items, and exclude the share of (losses) earnings of consolidated investments not held by our partnership apportioned to each of the above-noted items.
We provide financial results attributable to the partnership because we believe they assist investors and analysts in estimating our overall performance and understanding our partnership’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS. We believe our presentation, when read in conjunction with our partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of Adjusted EBITDA, FFO, AFFO and Invested Capital has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;
•Other companies may calculate results attributable to the partnership or common equity differently than we do.
Because of these limitations, our financial information presented based on the partnership’s share in the underlying operations should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
See the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation of segment results to our statement of operating results in accordance with IFRS along with a breakdown of each of the reconciling items by type and by operating segment.
Q3 2023 INTERIM REPORT 61

Net income is the most directly comparable IFRS measure to FFO, AFFO and Adjusted EBITDA. Partnership capital is the most directly comparable IFRS measure to Invested Capital. We urge investors to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.
FFO has limitations as an analytical tool:
•FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;
•FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;
•FFO does not include the impact of mark-to-market gains or losses;
•FFO does not include other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations;
•Our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by REALPAC and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our partnership’s distribution policy.
We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items.
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back the impact of mark-to-market gains (losses) which indicate a point-in-time approximation of value on items we consider long-term. Finally, we add back other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
In addition, we focus on AFFO, which is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of our partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures.
We also focus on Adjusted EBITDA. Adjusted EBITDA provides a supplemental understanding of the performance of our business and enhanced comparability across periods and relative to our peers. In addition to the adjustments to FFO, Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of our current capital structure and tax profile in assessing the operating performance of our businesses.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
62 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Net income	$256	$361	$1,172	$1,080
Add back or deduct the following:
Depreciation and amortization expense	669	520	1,946	1,616
Share of earnings from investments in associates and joint ventures(1)	(96)	(5)	(472)	(25)
FFO contribution from investments in associates and joint ventures(1)	225	227	709	648
Deferred tax (recovery) expense	(4)	63	(9)	55
Mark-to-market gains	(34)	(95)	(27)	(228)
Other expenses(2)	194	122	142	137
FFO attributable to non-controlling interests(3)	(650)	(668)	(1,795)	(1,752)
FFO	560	525	1,666	1,531
Maintenance capital expenditures	(115)	(103)	(339)	(271)
AFFO	$445	$422	$1,327	$1,260
1.FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. With consideration of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of FFO recorded within our investments in associates and joint ventures.
2.Other expense corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, and gains or losses on debt extinguishment.
3.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to the partnership.
All reconciling amounts from net income to FFO presented above are taken directly from our partnership’s consolidated financial statements, and in the case of “FFO contribution from investments in associates and joint ventures” and “FFO attributable to non-controlling interests”, our partnership’s share of FFO relating thereto are derived using the accounting policies consistent with those applied in our partnership’s consolidated financial statements; FFO for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three and nine-month periods ended September 30, 2023, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO contribution from investments in associates and joint ventures, and FFO attributable to non-controlling interests. Depreciation and amortization for the nine-month period increased from the prior year due to recent acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. FFO attributable to non-controlling interests increased from the prior year as contributions from acquisitions and organic growth more than offset the impact of dispositions. FFO contribution from investments in associates and joint ventures increased from the prior year mainly as a result of contribution from recently acquired businesses, partially offset by the impact of dispositions.
The difference between net income and AFFO is due to the aforementioned items, in addition to maintenance capital expenditures of $115 million and $339 million for the three and nine-month periods ended September 30, 2023 (2022: $103 million and $271 million).
Q3 2023 INTERIM REPORT 63

The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Net income	$256	$361	$1,172	$1,080
Add back or deduct the following:
Depreciation and amortization expense	669	520	1,946	1,616
Interest expense	640	480	1,775	1,358
Share of earnings from investments in associates and joint ventures(1)	(96)	(5)	(472)	(25)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	330	315	1,024	905
Income tax expense	138	133	409	425
Mark-to-market gains	(34)	(95)	(27)	(228)
Other expense (income)	99	54	(101)	(37)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,112)	(996)	(3,121)	(2,873)
Adjusted EBITDA	$890	$767	$2,605	$2,221
1.Adjusted EBITDA contributions from investments in associates and joint ventures correspond to the Adjusted EBITDA attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. Along with the removal or add back of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of Adjusted EBITDA recorded within our investments in associates and joint ventures.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
All reconciling amounts presented above are taken directly from our partnership’s consolidated financial statements, and in the case of “Adjusted EBITDA contributions from investments in associates and joint ventures” and “Adjusted EBITDA attributable to non-controlling interests”, our partnership’s share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in our partnership’s consolidated financial statements. Adjusted EBITDA for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three and nine-month periods ended September 30, 2023, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, Adjusted EBITDA contributions from investments in associates and joint ventures, and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization for the three and nine-month periods increased from the prior year due to recent acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. Interest expense increased from the prior year due to additional borrowings associated with businesses acquired during the year. Adjusted EBITDA contributions from investments in associates and joint ventures increased from the prior year as a result of the acquisition of a European telecom tower portfolio this year and a full year of contributions from our Australian smart meters and data distribution businesses. Adjusted EBITDA attributable to non-controlling interests increased from the prior year predominantly due to recent acquisitions and organic growth which were partially offset by the impact of dispositions.
64 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO. The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2023	2022	2023	2022
Net income per limited partnership unit(1)	$0.03	$0.05	$0.34	$0.17
Add back or deduct the following:
Depreciation and amortization expense	0.46	0.40	1.36	1.25
Deferred income taxes	—	0.05	0.03	0.11
Mark-to-market and other(2)	0.24	0.18	0.43	0.46
Per unit FFO(3)	$0.73	$0.68	$2.16	$1.99
1.Average number of limited partnership units outstanding on a time weighted basis for the three and nine-month periods ended September 30, 2023 were 458.8 million and 458.6 million, respectively (2022: 458.2 million and 458.0 million).
2.Refer to the reconciliation of net income to FFO above for a description of balances included within other.
3.Average units outstanding on a time weighted basis during the three and nine-month periods ended September 30, 2023 were 772.1 million and 771.7 million, respectively (2022: 771.3 million and 771.2 million).
The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	As of
US$ MILLIONS	September 30, 2023	December 31, 2022
Partnership Capital	$33,986	$25,554
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(23,520)	(15,320)
Deficit	3,947	3,422
Accumulated other comprehensive income	(790)	(817)
Ownership changes and other	(581)	(558)
Invested Capital	$13,042	$12,281
Invested capital increased as a result of the issuance of $2 million of limited partnership units during the nine-month period ended September 30, 2023.
The following table presents the change in Invested Capital during the three and nine-month periods ended September 30, 2023 and 2022:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Opening balance	$12,289	$12,276	$12,281	$12,195
Net redemption of preferred units	—	—	—	(220)
Issuance of BIPC exchangeable shares(1)	751	—	751	—
Issuance of perpetual subordinated notes	—	—	—	293
Issuance of limited partnership units	2	3	10	11
Ending balance	$13,042	$12,279	$13,042	$12,279
Weighted Average Invested Capital(2)	$12,305	$12,276	$12,291	$12,266
1.Refer to Note 5. Acquisition of Businesses, and Note 15. Partnership Capital, for further details.
2.For the purposes of calculating Weighted Average Invested Capital for the nine-month period ended September 30, 2023, redemption of preferred units and issuance of perpetual subordinated notes of $220 million and $293 million, respectively, were assumed to have been completed concurrently in January of 2022 .

Q3 2023 INTERIM REPORT 65

We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our Invested Capital to determine how much capital we believe was returned in the current year.
AFFO is defined as FFO less maintenance capital expenditures. AFFO for the three and nine-month periods ended September 30, 2023 were $445 million and $1,327 million, respectively (2022: $422 million and $1,260 million). Estimated returns of capital for the three and nine-month periods ended September 30, 2023 were $29 million and $89 million, respectively (2022: $33 million and $105 million).
Our partnership has met its investment return objectives for the three and nine-month periods ended September 30, 2023 with returns on Invested Capital of 14% and 13%, respectively (2022: 13% and 13%).
Reconciliation of Segment Adjusted EBITDA
Adjusted EBITDA for each of our operating segments is presented based on our partnership’s share of results in operations accounted for using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our overall performance. As a result, interest, depreciation and amortization, income taxes, the impact of mark-to-market losses (gains) and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our partnership’s share of earnings from investments in associates and joint ventures attributable to each of the above-noted items, and exclude the share of (losses) earnings of consolidated investments not held by the partnership apportioned to each of the above-noted items.
The following tables reconcile each segment’s Adjusted EBITDA to consolidated segment net income in accordance with IFRS:

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2023 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$265	$101	$50	$(86)	$(74)	$256

Add back or deduct the following:
Depreciation and amortization	206	139	197	127	—	669
Interest expense	212	82	145	144	57	640
Share of losses (earnings) from investments in associates and joint ventures(1)	18	(87)	(15)	1	(13)	(96)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	45	183	40	62	—	330
Income tax expense (recovery)	122	(8)	—	3	21	138
Mark-to-market (gains) losses	(2)	(4)	(4)	28	(52)	(34)
Other expenses (income)	21	73	13	31	(39)	99
Adjusted EBITDA attributable to non-controlling interests(2)	(542)	(186)	(183)	(201)	—	(1,112)
Adjusted EBITDA	$345	$293	$243	$109	$(100)	$890
66 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2022 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$282	$19	$123	$(53)	$(10)	$361

Add back or deduct the following:
Depreciation and amortization	125	132	152	111	—	520
Interest expense	167	78	83	111	41	480
Share of (earnings) losses from investments in associates and joint ventures(1)	(26)	19	(20)	(8)	30	(5)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	41	173	55	46	—	315
Income tax expense	112	—	12	2	7	133
Mark-to-market (gains) losses	(4)	(13)	(25)	42	(95)	(95)
Other expenses (income)	31	94	7	4	(82)	54
Adjusted EBITDA attributable to non-controlling interests(2)	(444)	(224)	(161)	(167)	—	(996)
Adjusted EBITDA	$284	$278	$226	$88	$(109)	$767

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$730	$641	$221	$61	$(481)	$1,172

Add back or deduct the following:
Depreciation and amortization	610	414	573	349	—	1,946
Interest expense	611	252	396	364	152	1,775
Share of (earnings) losses from investments in associates and joint ventures(1)	(6)	(188)	(80)	(232)	34	(472)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	137	522	165	200	—	1,024
Income tax expense (recovery)	330	47	(27)	12	47	409
Mark-to-market (gains) losses	(11)	(4)	(65)	45	8	(27)
Other expenses (income)	101	(254)	46	78	(72)	(101)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,507)	(582)	(484)	(548)	—	(3,121)
Adjusted EBITDA	$995	$848	$745	$329	$(312)	$2,605

Q3 2023 INTERIM REPORT 67

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$921	$145	$318	$(73)	$(231)	$1,080

Add back or deduct the following:
Depreciation and amortization	396	424	461	335	—	1,616
Interest expense	476	227	228	329	98	1,358
Share of (earnings) losses from investments in associates and joint ventures(1)	(14)	25	(63)	10	17	(25)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	100	498	172	135	—	905
Income tax expense (income)	264	(14)	32	62	81	425
Mark-to-market on derivative contracts	(21)	(36)	(27)	64	(208)	(228)
Other (income) expenses	(27)	153	38	(106)	(95)	(37)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,271)	(619)	(481)	(502)	—	(2,873)
Adjusted EBITDA	$824	$803	$678	$254	$(338)	$2,221
1.Adjusted EBITDA contributions from investments in associates and joint ventures correspond to the Adjusted EBITDA attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. Along with the removal or add back of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of Adjusted EBITDA recorded within our investments in associates and joint ventures.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.

68 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAPITAL RESOURCES AND LIQUIDITY
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low-cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distribution to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at September 30, 2023 and December 31, 2022.
Our group-wide liquidity at September 30, 2023, consisted of the following:

	As of
US$ MILLIONS	September 30, 2023	December 31, 2022
Corporate cash and financial assets	$942	$891
Committed corporate credit facility	2,175	2,100
Subordinate corporate credit facility	1,000	1,000
Draws under corporate credit facility	(676)	(96)
Commitments under corporate credit facility	(11)	(12)
Commercial paper	(981)	(464)
Partnership’s share of cash retained in businesses	718	718
Partnership’s share of availability under subsidiary credit facilities	1,270	950
Group-wide liquidity	$4,437	$5,087
We believe that group-wide liquidity is sufficient to meet Brookfield Infrastructure’s present requirements. We finished the quarter with group-wide liquidity of $4.4 billion, a decrease over our liquidity position as at December 31, 2022, primarily due to approximately $2.6 billion deployed to acquire recent acquisitions which were partially offset by $2 billion of proceeds from recent dispositions during the year as part of our capital recycling program.
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations.
On a consolidated basis as of September 30, 2023, scheduled principal repayments over the next five years are as follows:

		For the one-year period ended September 30
US$ MILLIONS	Average Term (years)	2024	2025	2026	2027	2028	Beyond	Total
Corporate borrowings(1)	11	$516	$—	$—	$331	$516	$2,275	$3,638
Non-recourse borrowings	7	4,707	3,516	5,357	6,158	6,301	13,845	39,884
1.Corporate borrowings and the average term to maturity are presented on an adjusted basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs and other. Refer to Note 10, Borrowings, for further details.
Debt attributable to the partnership (see definition of debt attributable to the partnership below), a non-IFRS measure we use to assess our liquidity, can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	September 30, 2023	December 31, 2022
Consolidated debt	$44,118	$30,233
Add: partnership’s share of debt of investments in associates:
Utilities	606	1,163
Transport	3,541	3,406
Midstream	471	716
Data	2,119	1,327
Add: partnership’s share of debt directly associated with assets held for sale	—	150
Less: borrowings attributable to non-controlling interest	(24,251)	(15,834)
Premium on debt, cross currency swaps and other	(9)	(364)
Debt attributable to the partnership	$26,595	$20,797
Q3 2023 INTERIM REPORT 69

Net debt, a non-IFRS liquidity measure used to assess debt attributable to partnership net of the partnership’s share of cash and cash equivalents, is as follows:

	As of
US$ MILLIONS	September 30, 2023	December 31, 2022
Debt attributable to the partnership
Utilities	$5,060	$4,689
Transport	7,493	5,204
Midstream	5,440	5,108
Data	3,330	2,130
Corporate	5,272	3,666
Total debt attributable to the partnership	$26,595	$20,797
Partnership’s share of cash retained in businesses(1)
Utilities	$168	$182
Transport	424	322
Midstream	30	43
Data	96	171
Corporate(2)	942	891
Total partnership’s share of cash retained in businesses	$1,660	$1,609
Net debt
Utilities	$4,892	$4,507
Transport	7,069	4,882
Midstream	5,410	5,065
Data	3,234	1,959
Corporate	4,330	2,775
Total net debt	$24,935	$19,188
1.The partnership’s share of cash retained in the businesses includes $442 million of cash and cash equivalents attributable to the partnership held by its investments in associates and joint ventures accounted for using the equity method and excludes $297 million of amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
2.The partnership’s share of cash retained in corporate includes corporate financial assets.

70 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

As of September 30, 2023, our partnership’s share of scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2023	2024	2025	2026	2027	Beyond	Total
Recourse borrowings
Corporate borrowings(1)	11	$—	$516	$—	$—	$331	$2,791	$3,638
Total recourse borrowings	11	—	516	—	—	331	2,791	3,638
Non-recourse borrowings(2)
Utilities
Commercial & Residential Distribution	9	6	514	573	298	218	1,937	3,546
Regulated Transmission	8	19	308	123	127	177	760	1,514
	9	25	822	696	425	395	2,697	5,060

Transport
Rail	4	7	321	182	411	4	571	1,496
Diversified Terminals	6	33	405	272	708	995	2,434	4,847
Toll Roads	7	28	120	149	151	141	561	1,150
	6	68	846	603	1,270	1,140	3,566	7,493

Midstream(3)	6	6	294	125	1,002	1,205	2,808	5,440

Data
Data Transmission & Distribution	7	11	238	138	217	249	1,887	2,740
Data Storage	4	7	4	178	69	18	314	590
	6	18	242	316	286	267	2,201	3,330

Total non-recourse borrowings(2),(4)	7	117	2,204	1,740	2,983	3,007	11,272	21,323
Total borrowings(5)	7	$117	$2,720	$1,740	$2,983	$3,338	$14,063	$24,961
Percentage of total borrowings		—%	11%	7%	12%	13%	57%	100%
1.Corporate borrowings and the average term to maturity are presented on an adjusted basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs and other. Refer to Note 10, Borrowings, for further details. The calculation of net debt in the table above excludes these adjustments.
2.Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
3.Commercial paper obligations at our Canadian diversified midstream operations are fully backstopped by their credit facility, and have been presented in the table above in accordance with its related maturity.
4.As of September 30, 2023, approximately $6 million of debt attributable to the partnership was in breach of asset-level financial covenants. This equates to less than 0.1% of total debt attributable to the partnership. We anticipate being able to refinance or obtain waivers from our financial institutions and accordingly presented the debt in the contractually obligated year of maturity.
5.As of September 30, 2023, approximately 38% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 20% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities are approximately 14% of our total borrowings, inclusive of the impact of interest rate swaps.

Debt attributable to the partnership has an average term of seven years. Our partnership’s share of net debt-to-capitalization ratio, defined as our partnership’s share of net debt divided by the sum of our partnership’s share of net debt and invested capital, as of September 30, 2023 was 66%. The weighted average cash interest rate is 5.6% for the overall business (September 30, 2022: 5.3%), in which our utilities, transport, midstream, data, and corporate segments were 6.2%, 5.6%, 5.6%, 5.6% and 5.1%, respectively (September 30, 2022: 5.9%, 6.1%, 4.9%, 4.9% and 4.1%).
We define “debt attributable to the partnership,” which is a non-IFRS measure, as our partnership’s share of borrowing obligations relating to our investments in various portfolio businesses. Net debt is debt attributable to the partnership, net of the partnership’s share of cash and cash equivalents. Our partnership’s share of cash and cash equivalents is calculated as cash and cash equivalent as reported under IFRS, plus our share of cash and cash equivalents held by investments in associates and joint ventures, less the amounts attributable to non-controlling interests.
Q3 2023 INTERIM REPORT 71

Debt attributable to the partnership and net debt are not, and are not intended to be, presented in accordance with IFRS. We believe our presentation, when read in conjunction with our partnership’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed. The presentation of debt attributable to the partnership and net debt has limitations as an analytical tool, including the following:
•Debt attributable to the partnership and net debt amounts do not represent our consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, our partnership may determine, in our discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of our portfolio investments and aggregate debt attributable to the partnership for all of our portfolio investments; and
•Other companies may calculate debt attributable to the partnership and net debt differently than we do.
Debt attributable to the partnership and net debt are presented to assist investors in understanding the capital structure of our underlying investments that are consolidated in our financial statements but are not wholly-owned. When used in conjunction with Adjusted EBITDA, both metrics are expected to provide useful information as to how the partnership has financed its businesses at the asset-level and provides a view into our return on capital that we invest at a given degree of leverage. Further, the partnership participates in arrangements such as joint ventures or consortiums which provide it with access to partners with local strategic expertise and substantial amounts of capital. When investing in such arrangements, which are not consolidated for financial statement purposes, the partnership nevertheless maintains joint control or significant influence over the business, and is therefore, not a passive investor. We structure governance arrangements to require each of our businesses to distribute all available cash (which is generally defined as cash on hand less any amounts reserved for committed growth projects as approved by the investment’s Board of Directors), ensuring that any decision to not distribute all available cash flow requires our express consent. Consequently, the partnership has access to operating cash flows generated by all of our businesses, including joint ventures and any other non-consolidated investments.
CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
Weighted average Invested Capital for the three and nine-month periods ended September 30, 2023 were $12,305 million and $12,291 million, respectively. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for more details.
72 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at September 30, 2023:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$3,460	$35	$14	$200	$3,709
Corporate borrowings(1)	1,497	—	1,523	2,275	5,295
Non-recourse borrowings	4,707	3,516	17,816	13,845	39,884
Financial liabilities	330	141	21	2,087	2,579
Lease liabilities	494	461	1,228	2,422	4,605
Interest expense:
Corporate borrowings(2)	184	177	444	1,313	2,118
Non-recourse borrowings	2,088	1,935	4,099	3,667	11,789
1.Corporate borrowings excludes deferred financing costs and other. Refer to Note 10, Borrowings, for further details.
2.Interest expense on corporate borrowings include undiscounted interest obligations on $250 million of subordinated notes maturing May 24, 2081, with a coupon of 5.0% per annum.

In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $388 million per year based on the September 30, 2023 market capitalization of our partnership plus preferred units and recourse corporate net debt.
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private infrastructure funds that target acquisitions that suit Brookfield Infrastructure’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private infrastructure funds to participate in these target acquisitions in the future, if and when identified.
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
The table below presents our hedged position in foreign currencies as of September 30, 2023. The adjusted equity investment balances reflect the book value of our assets as of September 30, 2023 which contains certain limitations when evaluating our hedge exposure. Most importantly, all intangible assets and growth opportunities are not eligible for revaluation. As such, our book values are lower than fair value which is evident in the below table.

	Foreign Currency Hedges
US$ MILLIONS	USD(1)	AUD	GBP	BRL	CAD(2)	EUR	INR	PEN	Other
Gross Equity Investments – US$	$4,765	$1,683	$2,143	$1,283	$685	$1,819	$366	$122	$95
Corporate Items – US$(3)	(2,423)	—	—	—	—	—	—	—	—
Equity Investment – US$	2,342	1,683	2,143	1,283	685	1,819	366	122	95
FX contracts – US$	4,689	(1,067)	(1,078)	—	(685)	(1,819)	(31)	(9)	—
Net unhedged	$7,031	$616	$1,065	$1,283	$—	$—	$335	$113	$95
% of equity investment hedged	N/A	63%	50%	—%	100%	100%	8%	7%	—%
1.USD net equity investment excludes $389 million of preferred units and $293 million of perpetual subordinated notes.
2.CAD net equity investment excludes $601 million of preferred units and preferred shares.
3.Includes medium-term notes, subordinated notes, commercial paper issuances, the deposit from our parent and working capital at the corporate level.
At September 30, 2023, 67% of our net equity investment is U.S. dollar functional. For the three-month period ended September 30, 2023, we recorded gains in comprehensive income of $167 million (September 30, 2022: gains of $478 million) related to foreign exchange contracts.
Q3 2023 INTERIM REPORT 73

CAPITAL REINVESTMENT
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to the partnership. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, the partnership has approximately $2 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
From a treasury management perspective, the partnership manages its cash reserves with a view of minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by the business. Importantly, the physical movement of cash has no relevance on Brookfield Infrastructure’s ability to fund capital expenditures or make distributions.
DISTRIBUTION POLICY

Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Our partnership’s objective is to pay a distribution that is sustainable on a long-term basis. Our partnership has set its target payout ratio at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15%-20% of FFO to fund the equity component of recurring growth capital expenditures.

The following table presents the partnership’s payout ratios:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Net income attributable to the partnership(1)	$104	$113	$505	$359
Funds from Operations (FFO)	560	525	1,666	1,531
Adjusted Funds from Operations (AFFO)	445	422	1,327	1,260
Distributions(2)	377	354	1,130	1,065
FFO payout ratio(3)	67%	67%	68%	70%
AFFO payout ratio(4)	85%	84%	85%	85%
1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares.
2.Includes partnership distributions, partnership preferred distributions, and perpetual subordinated note distributions.
3.FFO payout ratio is defined as distributions (inclusive of GP incentive, preferred unit distributions, and interest on perpetual notes classified as equity) divided by FFO.
4.AFFO payout ratio is defined as distributions (inclusive of GP incentive, preferred unit distributions, and interest on perpetual notes classified as equity) divided by AFFO.
The partnership’s annual distribution is reviewed with the Board of Directors in the first quarter of each year considering the following:
i) The results from the prior year as well as the budget for the upcoming year and the five-year business plan based on the partnership’s share of Funds from Operations generated by our assets;
ii) The partnership’s group-wide liquidity and its ability to fund committed capital investments.
74 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SUPPLEMENTAL FINANCIAL INFORMATION
The information below is being provided pursuant to Rule 13-01 of Regulation S-X in respect of debt securities issued by Brookfield Infrastructure Finance ULC (“Alberta Finco”) and BIP Bermuda Holdings I Limited (“Bermuda Holdco”), which are fully and unconditionally guaranteed by our partnership. In addition, Holding LP, Bermuda Holdco (in the case of debt securities issued by Alberta Finco), Alberta Finco (in the case of debt securities issued by Bermuda Holdco), Brookfield Infrastructure Holdings (Canada) Inc. (“Can Holdco”), Brookfield Infrastructure US Holdings I Corporation (“US Holdco”) and BIPC Holdings Inc. (“BIPC Holdings”, and together with our partnership, Holding LP, Alberta Finco (in the case of debt securities issued by Bermuda Holdco) and Bermuda Holdco (in the case of debt securities issued by Alberta Finco), Can Holdco, and US Holdco, the “Guarantors”) have also guaranteed the payment of principal, premium (if any), interest and certain other amounts under senior or subordinated debt securities issued by Alberta Finco and Bermuda Holdco, as applicable.
The following tables present summarized financial information for the following:
•Alberta Finco and Bermuda Holdco (together, the “Fincos”); and
•the Guarantors (including our partnership).
For purposes of the tables below, “Fincos and Guarantors” refers to each of the entities identified above, without duplication.

	Statement of Operating Results
For the nine-month period ended September 30, 2023 US$ MILLIONS	Finco and Guarantors	Transactions with non-Guarantor subsidiaries	Transactions with other related parties
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	738	738	—
Net income	505	732	(227)
For the twelve-month period ended December 31, 2022
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	4,749	4,749	—
Net income	3,897	4,215	(318)
1.Total revenues of our Partnership and its controlled subsidiaries were $12,961 million and $14,427 million for the nine-month period ended September 30, 2023 and year ended December 31, 2022, respectively.
2.Other income includes dividend and interest income.

	Statement of Financial Position
As of September 30, 2023 US$ MILLIONS	Finco and Guarantors	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties
Current assets	$2,331	$2,331	$—
Total assets(1)	3,923	3,923	—
Current liabilities	7,244	7,163	81
Total liabilities	7,617	7,516	101

As of December 31, 2022
Current assets	$721	$721	$—
Total assets(1)	1,975	1,975	—
Current liabilities	4,357	4,266	91
Total liabilities	4,728	4,617	111
1.Total assets of our partnership and its controlled subsidiaries were $97,738 million and $72,969 million as of September 30, 2023 and December 31, 2022, respectively.
Q3 2023 INTERIM REPORT 75

Alberta Finco
Alberta Finco is an indirect wholly-owned subsidiary of our partnership incorporated under the Business Corporations Act (Alberta) on May 22, 2012. In May 2021, Alberta Finco issued $250 million of Subordinated Notes due 2081 at a fixed rate of 5.000% per annum (the “Alberta Finco Notes”), which will mature on May 24, 2081. The Alberta Finco Notes were issued pursuant to the first supplemental indenture, dated as of May 24, 2021, to the indenture, as of May 24, 2021 by and among Alberta Finco, our partnership, the other Guarantors (other than Alberta Finco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Alberta Finco Indenture”). The Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The Alberta Finco Notes are redeemable at Alberta Finco’s option on or after May 24, 2026. The Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the Alberta Finco Notes was used to redeem our Series 5 Preferred Units on September 30, 2021, and the remainder for general corporate purposes. The Alberta Finco Notes are fully and unconditionally guaranteed by our partnership and are also guaranteed by the other Guarantors (other than Alberta Finco). The Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 15, upon the occurrence of certain bankruptcy-related events.
Bermuda Holdco
Bermuda Holdco is an indirect wholly-owned subsidiary of our partnership incorporated under the Companies Act 1981 of Bermuda on November 9, 2007. In January 2022, Bermuda Holdco issued $300 million of perpetual subordinated notes at a fixed rate of 5.125% per annum (the “Perpetual Subordinated Notes”). The Perpetual Subordinated Notes were issued pursuant to the first supplemental indenture, dated as of January 21, 2022, to the indenture, as of January 21, 2022, by and among Bermuda Holdco, our partnership, the other Guarantors (other than Bermuda Holdco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Bermuda Holdco Indenture”). The Perpetual Subordinated Notes permit the deferral of interest at the discretion of Bermuda Holdco; however, if Bermuda Holdco has deferred interest then under the terms of the Bermuda Holdco Indenture, then (i) any such deferred interest shall become due and payable on the date Bermuda Holdco declares any distributions on any of Bermuda Holdco’s common shares or preferred shares and (ii) our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The Perpetual Subordinated Notes are redeemable at Bermuda Holdco’s option on or after January 21, 2027. The Perpetual Subordinated Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the Perpetual Subordinated Notes was used to redeem our Series 7 Preferred Units on March 31, 2022, and the remainder for working capital purposes. The Perpetual Subordinated Notes are fully and unconditionally guaranteed by our partnership and are also guaranteed by the other Guarantors (other than Bermuda Holdco).
76 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAPITAL EXPENDITURES
Due to the capital-intensive nature of our partnership’s asset base, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our partnership reviews all capital expenditures and classifies them in one of the following two categories:
i)Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our partnership’s returns. These projects are eligible for inclusion in the rate base of our utilities segment, or they are meant to add capacity to further expand our existing infrastructure networks in our transport, midstream and data operations;
ii)Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld.
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our partnership’s target after-tax equity return threshold of 12-15%. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the General Partner of our partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our businesses to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the business’ maintenance capital approach that is agreed upon with our partnership at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our partnership’s corporate asset management teams that are responsible for overseeing our partnership’s operations, and have ample experience in managing utilities, transport, midstream and data assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to our partnership’s senior executive team. Once approved, these maintenance plans are executed in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
In addition to the various levels of internal reviews, our partnership engages a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged an accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges by segment. The results from the engagements confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature.
The following table presents the components of growth capital expenditures by operating segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Growth capital expenditures by segment
Utilities	$142	$130	$415	$371
Transport	70	57	199	185
Midstream	22	97	76	270
Data	281	57	602	190
	$515	$341	$1,292	$1,016
Growth capital expenditures for the three-month period ended September 30, 2023 were $515 million, compared to $341 million during the same period in 2022. Growth capital expenditures increased primarily in our data segment from our partnership to build two semiconductor foundries in the United States, and additional towers at our Indian telecom tower operation while spend at our midstream segment decreased following the commissioning of the Heartland petrochemical complex earlier this year.
Q3 2023 INTERIM REPORT 77

The following table presents the components of maintenance capital expenditures by operating segment:

			Actual Capex
	Annual Ongoing Estimated Maintenance Capex		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	Low	High	2023	2022	2023	2022
Maintenance capital expenditures by segment
Utilities	$75	$90	$19	$12	$64	$34
Transport	165	175	46	47	133	129
Midstream	125	140	45	35	118	81
Data	40	45	5	9	24	27
	$405	$450	$115	$103	$339	$271

Maintenance capital expenditures for the three-month period ended September 30, 2023 were $115 million, a $12 million increase from the same period in 2022. Following the closing of new investments and asset sales, we estimate annual maintenance capital expenditures to be $75-90 million, $165-175 million, $125-140 million, and $40-45 million for our utilities, transport, midstream, and data segments, respectively, for a total range between $405-450 million. Maintenance capital expenditures increased in our utilities segment from the acquisition of HomeServe, a residential decarbonization infrastructure business operating in North America and Europe. In our midstream segment maintenance capital expenditures are up from a scheduled plant turnaround at our Western Canadian midstream operation. As of September 30, 2023, our maintenance capital expenditures were near the high-end of our estimated range due to the timing of seasonal maintenance expense. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.
DEPRECIATION, AMORTIZATION AND RETURN OF CAPITAL ESTIMATES
When determining the fair value, useful life and residual value of essential, long-life infrastructure investments, certain judgments and estimates are used. As a result, our partnership’s depreciation and amortization is not directly comparable to the level of capital required to maintain the structural integrity and safety of our physical assets and their operating cash flow profile. There are three distinct limitations with using our partnership’s accounting depreciation as a proxy for annual maintenance capital requirements which are as follows:
i)The partnership has elected to revalue property, plant and equipment (“PP&E”) annually under IFRS. Each year we assess the fair value of our PP&E by reviewing the discounted cash flows that we expect to receive from the underlying business. The revaluation gains we have recorded reflect our ability to increase the cash flows generated from these businesses, the reinvestment of cash flows into both maintenance capital and accretive organic growth projects, and the increasing institutional demand for de-risked mature investments. While revaluation gains correspond to increasing values for our shareholders, they also lead to higher depreciation expense as we amortize a higher asset valuation over the same useful life estimate. However, this increase in reported depreciation often does not correspond to an increase in the cost to maintain the physical asset base. We estimate that revaluation gains alone result in an increase in our reported depreciation by almost 25% over the last three years.
ii)Due to the nature of our investments, historically, a significant portion of purchase price allocations was ascribed to PP&E. This allocation has a similar effect to the revaluation approach in that it increases depreciation expense during our ownership period. A recent example of this would be our acquisition of the leading independent telecom tower operator in France. The business generates stable, inflation-linked cash flows underpinned by long-term contracts with its customers. For the purposes of the purchase price allocation, we used an internal discounted cash flow model to allocate the consideration paid to PP&E (the physical towers) and intangible assets (the long-term customer relationships with our tenants). This business had limited goodwill ascribed to it and therefore resulted in a carrying value of PP&E far in excess of the seller’s previously depreciated cost base. As a result, the annual depreciation expense that we recognize is significantly higher than would have been recognized by the seller. Similar to the first point, the cash flow expected to be generated from the investment results in a premium to the physical replacement cost which further expands the disconnect between accounting depreciation and the true cost to maintain these assets. Today, we estimate that almost 30% of our partnership’s share of depreciation and amortization expense is the result of the method of allocating the initial purchase price allocation primarily to depreciable asset classes.
78 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

iii)Depreciation over accounting useful life is not always reflective of annual maintenance expenditures as many of our infrastructure assets have very minimal maintenance requirements. An illustrative example of this is our U.K. regulated distribution business, the largest independent ‘last mile’ gas and electricity connection provider in the country with over two million multi-utility connections in place today. Under our adopted accounting standards, IFRS, we are required to depreciate the network over a period of up to 60 years. However, our network assets, which consist primarily of nearly indestructible pipes installed several feet underground, require minimal on-going maintenance.
Some of our utility and transport investments are owned and operated under concessions which can further cause depreciation and amortization to exceed maintenance requirements. Essential infrastructure assets are often owned through arrangements which grant the concessionaire the right to operate the investment for a specified period of time. This is common in certain asset classes, such as toll roads, where the assets revert to the regulator at the end of the specified time period. Our partnership’s largest concession-based investments are in our toll road businesses. These concessions are for a subset of the asset’s useful life, and therefore annual maintenance capital during a concession term may be less than required over its full useful life (for example, toll roads in North and South America could last up to 100 years, however concession periods can range between 20-40 years).
Different from the many perpetual franchises we own, cash flow streams over an investment period of concession arrangements will include the return of capital invested. As such, we believe investors should understand the portion of our cash flows that we estimate are a return of capital. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
The following table summarizes the return of capital estimates for the three-month period ended September 30, 2023 and September 30, 2022:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Return of capital(1)	$(29)	$(33)	$(89)	$(105)
1.Refer to the “Reconciliation of Non-IFRS Financial Measures” for additional information. Return of capital is used in the calculation of return on Invested Capital, a non-IFRS financial measure.
Although helpful in the context of understanding the operating performance of our business, we believe reducing our operating cash flows by return of capital to develop an alternative estimate of the long-term cash flow generating abilities of our partnership is not appropriate. Such an estimate would not take into account changes in the value of the business as a result of our strategic initiatives. When acquiring these concession rights, we focus on surrounding these assets with an experienced management team and a platform for growth. As concession agreements are transferable, we plan on monetizing these investments as part of our broader capital recycling initiatives, as we recently did at our Chilean toll road operation. We acquired this concession-based business for $340 million during 2011 and 2012. Through the reinvestment of cash flows, a stable capital structure and building a strong management team, we were able to sell this business for net-to-BIP after-tax proceeds of approximately $700 million across three individual transactions, while having nine fewer years remaining on the concession. The asset sale resulted in an IRR of 16%. Although we attribute a portion of cash flows as return of capital, the value of our assets under finite life concession arrangements does not necessarily decrease over time in part because with strong teams running the business, and overall GDP growth requiring more infrastructure, the potential to secure further assets or expand existing assets is valuable. In the case of our Chilean toll road business, we realized proceeds well in excess of the capital we invested.
To enhance the comparability of our financial statements and non-IFRS metrics, we encourage investors to consider the maintenance capital expenditure ranges and return of capital estimates included in our disclosures. These disclosures, when combined with our IFRS and non-IFRS measures, will provide users with a fulsome view of our operating performance over time.
Q3 2023 INTERIM REPORT 79

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Cash from operating activities(1)	$1,100	$676	$2,587	$2,145
Cash used by investing activities	(6,134)	(1,128)	(11,827)	(2,836)
Cash from financing activities	5,023	363	9,245	470
1.Our partnership’s cash from operating activities include reduction to cash related to the impact of finance lease receivables signed at our North American residential energy infrastructure operation. The operation presents an outflow for the cost of inventory within the operating cash flows, and given the business has been securitized since 2019, the corresponding cash outflows are offset by increases in non-recourse borrowings under financing activities on the Consolidated Statements of Cash Flows.
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Three-month period ended September 30, 2023 and 2022
Cash from operating activities
Cash from operating activities totaled $1.1 billion for the three-month period ended September 30, 2023, an increase from the same period in 2022, as a result of contributions from acquisitions earlier this year and organic growth across our segments.
Cash used by investing activities
Cash used by investing activities totaled $6.1 billion for the three-month period ended September 30, 2023, as compared to cash used by investing activities of $1.1 billion from the same period in 2022. The current period includes recent acquisitions of a global intermodal logistics operation and a European hyperscale data center platform which impacted investing activities by approximately $6.0 billion. Net capital invested in long-lived and financial assets of approximately $0.6 billion was partially offset by approximately $0.4 billion of proceeds from the disposition of our Australian regulated utility. The prior period included $0.2 billion of capital deployed for the acquisition of a 13% interest in an Australian data distribution business, $0.8 billion of net capital invested in long-lived and financial assets, and $0.1 billion of net settlement of foreign exchange hedging items.
Cash from financing activities
Cash from financing activities totaled $5.0 billion for the three-month period ended September 30, 2023, $4.7 billion more than the same period in 2022. The current period included net capital provided by non-controlling interests principally for recent acquisitions of $4.5 billion and net proceeds from borrowings of $1.4 billion. These cash flows were partially offset by other financing activities of $0.4 billion and distribution to unitholders of $0.4 billion. The prior period included net proceeds from borrowings of $0.7 billion and other financing activities of $0.3 billion, which were partially offset by net capital to non-controlling interests of $0.2 billion and distributions to unitholders of $0.4 billion.
PARTNERSHIP CAPITAL
The total number of partnership units in the Holding LP outstanding is comprised of the following:

	As of
	September 30, 2023	December 31, 2022
Redeemable Partnership Units, held by Brookfield(1)	190,299,956	193,587,223
Special General Partner Units	2,400,631	2,400,631
Managing General Partner Units	462,131,431	458,380,315
Total	654,832,018	654,368,169
1.On September 29, 2023, Brookfield converted approximately 3 million of its RPUs held with a carrying value of approximately $100 million into an equivalent amount of LP units.
An affiliate of Brookfield in its capacity as the special general partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units, the Exchange LP units, BIPC exchangeable LP units and the BIPC exchangeable shares exceed specified target levels. To the extent distributions on these securities exceed $0.1218 per unit/share per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold to $0.1320 per unit/share.
80 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

To the extent that distributions on limited partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares exceed $0.1320 per unit/share, the incentive distribution rights entitled the special general partner to 25% of incremental distributions above this threshold. During the three and nine-month periods ended September 30, 2023, an incentive distribution of $66 million and $197 million, respectively, was paid to the special general partner (2022: $60 million and $180 million).
ENTERPRISE VALUE
We define enterprise value as the market capitalization of our partnership plus preferred units and the partnership’s share of debt, net of cash. In addition to limited partnership units, our partnership’s capital structure includes BIPC exchangeable shares, BIPC Exchangeable LP Units, general partner and Redeemable Partnership Units, as well as Exchange LP Units. We include enterprise value as a measure to assist users in understanding and evaluating the partnership's capital structure.
The following table presents Enterprise Value as of September 30, 2023 and December 31, 2022:

	As of
	September 30, 2023			December 31, 2022
US$ MILLIONS	BIPC(1)	Brookfield Infrastructure(2)	Consolidated Enterprise Value	Consolidated Enterprise Value
Shares/units outstanding	136.8	656.0	792.8	771.4
Price(3)	$35.34	$29.40	$—	$—
Market capitalization	4,835	19,286	24,121	24,821
Preferred units, preferred shares, and perpetual subordinated notes(4)	—	1,283	1,283	1,283
Net debt(5)	3,489	21,446	24,935	19,188
Enterprise value	$8,324	$42,015	$50,339	$45,292
1.Includes BIPC exchangeable shares and BIPC Exchangeable LP Units.
2.Includes limited partner, general partner and redeemable partnership units, as well as Exchange LP Units.
3.Market value of our partnership is calculated based on the closing price of BIPC exchangeable shares and our units on the New York Stock Exchange.
4.Includes $918 million of preferred units, $72 million of preferred shares, and $293 million of perpetual subordinated notes.
5.Please see “Capital Resources and Liquidity” above for a detailed reconciliation of Brookfield Infrastructure’s net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position.
RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of $1 million were incurred during the three and nine-month periods ended September 30, 2023 (2022: less than $1 million for the three and nine-month periods).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Providers”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $97 million and $303 million respectively, for the three and nine-month periods ended September 30, 2023 (2022: $106 million and $329 million). As of September 30, 2023, $95 million was outstanding as payable to the Service Providers (December 31, 2022: $91 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holding LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of September 30, 2023, Brookfield Infrastructure had a loan payable of approximately $25 million to a subsidiary of Brookfield (December 31, 2022: $25 million). The loan is payable in full prior to the end of 2024 with an interest rate of 1.7%.
Q3 2023 INTERIM REPORT 81

Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at September 30, 2023, our net deposit from Brookfield was $nil (December 31, 2022: $nil) and Brookfield Infrastructure incurred no interest expense for the three and nine-month periods ended September 30, 2023 (2022: less than $1 million and $3 million). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of September 30, 2023, there were no borrowings outstanding (December 31, 2022: $nil).
As at September 30, 2023, Brookfield Infrastructure had approximately $115 million of borrowings outstanding to subsidiaries and associates of Brookfield (December 31, 2022: $160 million) and approximately $60 million of net payables to subsidiaries of Brookfield (December 31, 2022: $0.7 billion).
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries and associates of Brookfield. For the three and nine-month periods ended September 30, 2023, revenues of approximately $5 million and $14 million, respectively were generated (2022: less than $1 million and $4 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield. For the three and nine-month periods ended September 30, 2023, expenses of $36 million and $104 million, respectively were incurred (2022: $43 million and $70 million).
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million at September 30, 2023 (December 31, 2022: $12 million) with a subsidiary of Brookfield.
During the fourth quarter of 2022, our partnership sold a portfolio of investments, which included partial interests in consolidated subsidiaries and financial assets, with an approximate fair value of $310 million to an affiliate of Brookfield in exchange for securities of equal value. The portfolio of investments represented seed assets in a new product offering that Brookfield will be marketing and selling to third party investors which at that time will allow our partnership, subject to certain conditions, monetize the securities to generate liquidity. The securities are recorded as financial assets on the Consolidated Statement of Financial Position. The reduction in partial interests in consolidated subsidiaries is reflected as an increase in non-controlling interest of others in operating subsidiaries on the Consolidated Statement of Financial Position. For the three and nine-month periods ended September 30, 2023, our partnership exercised its redemption option associated with the securities and redeemed a portion of its units with a fair value, net of contributions of $31 million and $213 million, respectively.

On March 28, 2023, subsidiaries of the partnership entered into concurrent loan agreements with an affiliate of Brookfield for total proceeds of $500 million. These loans are non-recourse to the partnership and are presented as non-recourse borrowings on the Consolidated Statement of Financial Position. Each loan accrues interest at SOFR plus 200 basis points per annum and matures on March 27, 2024. Interest on each loan was $8 million and $17 million for the three and nine-month periods ended September 30, 2023, respectively.
On August 31, 2023, the partnership sold its 7.9% effective interest in its Australian regulated utility operation to an affiliate of Brookfield for net proceeds of approximately $435 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $30 million in other income (expense) on the Consolidated Statement of Operating Results and accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to other income (expense) on the Consolidated Statements of Operating Results.
82 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at September 30, 2023, letters of credit issued on behalf of our subsidiaries amounted to $11 million (December 31, 2022: $12 million).
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
Critical Accounting Estimates
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Significant judgments and estimates made by management and utilized in the normal course of preparing our company’s consolidated financial statements, which we consider to be critical, are outlined below.
Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 14, Property, Plant and Equipment in our December 31, 2022 audited consolidated financial statements. Our partnership’s property, plant, and equipment are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2022. Brookfield Infrastructure determines fair value under both the income and cost methods with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost.
Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures
Our partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.
The impairment assessment of investments in associates and joint ventures requires estimation of the recoverable amount of the asset.
Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax attributes.
Q3 2023 INTERIM REPORT 83

CONTROLS AND PROCEDURES
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended September 30, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Excluded from our evaluation were internal controls over financial reporting at HomeServe PLC, Transmissora Sertaneja de Electricidade S.A., Data4 Group, and Triton International Limited, for which control was acquired on January 4, 2023, May 2, 2023, August 1, 2023 and September 28, 2023, respectively. The financial statements of these entities constitute approximately 25.3% of total assets, 35.4% of partnership capital, 13.3% of revenue, and 6.8% net income of the consolidated financial statements of our partnership as of and for the nine-month period ended September 30, 2023.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. We may make such statements in this report, in other filings with Canadian regulators or the SEC and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavor”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis and other planned transactions), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within Brookfield Infrastructure’s businesses, our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, which is uncertain, some of which depends on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the potential acquisitions referred to in this letter to unitholders, some of which remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to herein as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to secure favourable contracts, weather events affecting our business, traffic volumes on our toll road businesses, pandemics or epidemics, and other risks and factors described in the documents filed by us with the securities regulators in Canada and the U.S., including under “Risk Factors” in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
84 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Q3 2023 INTERIM REPORT 85